SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of November, 2004

                    China Petroleum & Chemical Corporation
                            A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                          People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   X            Form 40-F
                   -----                    -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

         Yes               No   X
             -----            -----

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):82-__________. )

         N/A

This Form 6-K consists of:

         Announcement of connected transactions and continuing connected transactions pursuant to the Resolutions approved on October 31, 2004, made on November 1, 2004 in English by China Petroleum & Chemical Corporation (the "Registrant").

                                   SIGNATURE


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        China Petroleum & Chemical Corporation


                                                          By: /s/ Chen Tonghai
                                                              ----------------
                                                             Name:Chen Tonghai

                                    Title: Chairman of the Board of Directors



Date: November 1, 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                    CHINA PETROLEUM & CHEMICAL CORPORATION
     (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (Stock code: 386)

                            Connected transactions
                     and continuing connected transactions

Summary

Background

The Board considered and approved the Resolutions at the 12th meeting of the second session of the Board held on 31st October 2004. Pursuant to the Resolutions, Sinopec Corp. will (i) acquire the Acquiring Assets from, inter alia, Sinopec Group Company and (ii) dispose the Disposal Assets to Sinopec Group Company.

The Board also approved the entering into of the Acquisition Agreements, the Disposal Agreement and the New Continuing Connected Transactions Adjustment Agreement between Sinopec Corp. and Sinopec Group Company.

According to the valuation reports prepared by the independent valuers in respect of the Acquiring Assets, the aggregate asset value amounts to RMB17,154 million (which is equivalent to approximately HK$16,183 million), the liabilities amount to RMB12,734 million (which is equivalent to approximately HK$12,013 million) and net asset value amounts to RMB4,215 million (which is equivalent to approximately HK$3,976 million) after the deduction of minority interests which amount to RMB205 million (which is equivalent to approximately HK$193 million).

According to the valuation report prepared by the independent valuer in respect of the Disposal Assets, as at the Valuation Date, the aggregate asset value amounts to RMB2,147 million (which is equivalent to approximately HK$2,025 million), the liabilities amount to RMB399 million (which is equivalent to approximately HK$376 million) and net asset value amounts to RMB1,748 million (which is equivalent to approximately HK$1,649 million).

The consideration for the Acquisition is RMB4,578 million (which is equivalent to approximately HK$4,319 million) while the consideration for the Disposal is RMB1,748 million (which is equivalent to approximately HK$1,649 million). If the transactions are approved by the Independent Shareholders, the balance of the consideration after offsetting being in the sum of RMB2,830 million (which is equivalent to approximately HK$2,670 million) will be payable by Sinopec Corp. to Sinopec Group Company.

Impacts on Sinopec Corp.

From the strategic perspective, the transactions contemplated under the Acquisition Agreements and Disposal Agreement effectively broaden Sinopec Corp.'s core businesses through significant expansion of the scale of its petrochemical facilities, improvement to the operation and retail network of oil products, consolidation of the catalyst business and adoption of international management structure and practice for the upstream business. Upon completion of the transactions, Sinopec Corp.'s management structure will further systematise, resulting in more efficient management of operations, investments and resource allocation.

There will be further reduction in both continuing connected transactions and industry competition between Sinopec Corp. and Sinopec Group Company upon the completion of the Acquisition and Disposal.

Connected Transactions and Continuing Connected Transactions

The Acquiring Assets are owned by Sinopec Group and Sinopec Group Company, on behalf of itself and other members of the Sinopec Group, entered into the Acquisition Agreements with Sinopec Corp. The Disposal Assets are owned by the Company and Sinopec Corp., on behalf and other members of the Company, entered into the Disposal Agreement with Sinopec Group Company.

Sinopec Group Company owns 47,742,561,000 shares in Sinopec Corp., representing 55.06% of its total issued share capital. Recently, Sinopec Group Company had entered into share transfer agreements with Sinopec Corp.'s shareholders, the China Development Bank and China Cinda Asset Management Corporation pursuant to which the China Development Bank agreed to transfer its 6,143,000,000 state-owned shares (representing 7.085% of the total issued share capital), and China Cinda Asset Management Corporation agreed to transfer its 5,000,000,000 state-owned shares (representing 5.767% of the total issued share capital), to Sinopec Group Company. The SASAC and MOF have approved the transfers. Sinopec Group Company is still required to apply for a waiver from making a general offer with CSRC. If the transfer is completed, Sinopec Group Company will in total hold 58,885,561,000 shares of Sinopec Corp., representing approximately 67.917% of the issued share capital of Sinopec Corp. Sinopec Group Company, being a substantial shareholder of Sinopec Corp., is a connected person under Rule 14A.11(1) of the Listing Rules. Consequently, the Acquisition and Disposal will constitute connected transactions under Rule 14A.13 of the Listing Rules and the applicable provisions of the Shanghai Listing Rules.

A number of continuing connected transactions will be entered into between the Sinopec Group and the Company as a result of the Acquisition and Disposal. Further details of such transactions are set out in section 6 of this announcement.

Notes to the Investors

(1) Pursuant to the Listing Rules and Shanghai Listing Rules, the transactions contemplated under the Acquisition Agreements and Disposal Agreement constitute connected transactions for Sinopec Corp. The Acquisition and Disposal are subject to the approval of Independent Shareholders at the EGM. Sinopec Group Company, a connected person of Sinopec Corp. under the Listing Rules, will abstain from voting in respect of the Resolutions at the EGM.

(2) The financial data were prepared and provided for in accordance with the PRC Accounting Rules and Regulations. In respect of the Acquiring Assets and Disposal Assets, there is no material difference between the related financial data prepared under the PRC Accounting Rules and Regulation and those prepared in accordance with International Financial Reporting Standard.

(3) Each of the transactions contemplated under the Acquisition Agreements and Disposal Agreement is independent from each other. If any of the said transactions is not completed, the remaining transactions shall not be affected.

(4) The Acquisition and Disposal are subject to the approval of SASAC and the asset valuation reports are to be filed with SASAC. Furthermore, the effectiveness of such transactions are also subject to the satisfaction of all conditions precedent under the Acquisition Agreements and Disposal Agreement.


Independent Financial Adviser

Rothschild has been retained as the Independent Financial Adviser to the Independent Non-Executive Directors and the Independent Shareholders.

The Acquisition and the Disposal require the approval of the Independent Shareholders at the EGM at which Sinopec Group Company and its associates will abstain from voting. Any vote of the Independent Shareholders at the EGM shall be taken by poll.

Financial Adviser

CICC is the financial advisers to Sinopec Corp. in respect of the Acquisition, the Disposal and the Continuing Connected Transactions.

Views of the Directors and the Independent Non-Executive Directors

The Directors including the Independent Non-Executive Directors are of the view that the terms of the Acquisition and Disposal are fair and reasonable so far as the shareholders of Sinopec Corp. are concerned and the Acquisition Agreements and Disposal Agreement were negotiated on an arm's length basis and were arrived at on normal commercial terms. The Directors, Mr. Chen Tonghai (being the General Manager of Sinopec Group Company) and Mr. Liu Genyuan (being the Deputy General Manager of Sinopec Group Company) abstained from voting in such meeting of the Board by reason of conflict of interests.

Dispatch of Shareholders' Circular

A circular containing, amongst other things, details of the terms of the Acquisition, the Disposal and the Continuing Connected Transactions, letters from the Independent Non-Executive Directors and from Rothschild, further information in respect of the Target Assets and a notice to shareholders of Sinopec Corp. convening an EGM to approve, amongst other things, the terms of the Acquisition and the Disposal will be dispatched to the shareholders of Sinopec Corp. as soon as practicable and within 21 days from this announcement.

Suspension and resumption of trading

At the request of Sinopec Corp., trading of shares of Sinopec Corp. on the Hong Kong Stock Exchange and Shanghai Stock Exchange were suspended on 1 November 2004 pending release of this announcement. Application has been made with both exchanges for the resumption of trading of Sinopec Corp.'s shares with effect from 9.30 am on 2 November 2004.


1.    Introduction

      The Board considered the "Proposal in respect of the acquisition of petrochemical assets from Sinopec Group Company", "Proposal in respect of the acquisition of catalyst production assets from Sinopec Group Company, "Proposal in respect of the acquisition of gas station assets", "Proposal in respect of the disposal of downhole operation assets to Sinopec Group Company" and "Proposal in respect of the New Continuing Connected Transactions Adjustment Agreement" (together the "Resolutions") at the 12th meeting of the second session of the Board held on 31st October 2004. Pursuant to the Proposed Resolutions, Sinopec Corp. will (i) acquire certain assets including petrochemical assets, catalyst production assets and gas station assets (together the "Acquiring Assets") from Sinopec Group Company and its subsidiaries, and
      (ii) dispose the downhole operation assets (the "Disposal Assets") to Sinopec Group Company.

      According to the valuation reports prepared by the independent valuers in respect of the Acquiring Assets, as of the Valuation Date, the aggregate asset value amounted to RMB17,154 million (approximately HK$16,183 million), total liabilities amounted to RMB12,734 million (approximately HK$12,013 million) and after the deduction of minority interests which amounted to RMB205 million (approximately HK$193 million), the net asset value amounted to RMB4,215 million (approximately HK$3,976 million).

      According to the valuation report prepared by the independent valuer in respect of the Disposal Assets, as of the Valuation Date, the aggregate asset value amounted to RMB2,147 million (approximately HK$2,025 million), total liabilities amounted to RMB399 million (approximately HK$376 million) and net asset value amounted to RMB1,748 million (approximately HK$1,649 million).

      The consideration for the Acquisition is RMB4,578 million (approximately HK$4,319 million) while the consideration for the Disposal is RMB1,748 million (approximately HK$1,649 million). The balance of consideration after offsetting in the sum of RMB2,830 million (approximately HK$2,670 million) will be payable by Sinopec Corp. to Sinopec Group Company. The Board also approved the execution of the Acquisition Agreements, the Disposal Agreement and the New Continuing Connected Transactions Adjustment Agreement between Sinopec Corp. and Sinopec Group Company.

2.    The Acquisition and the Disposal

2.1   The Acquisition

      (1)    The Petrochemical Assets

             Date:           31 October 2004

             Parties:        Vendors:   Sinopec Group Company (on its own
                                        behalf and on behalf of the
                                        Authorising Entities)

                             Purchaser: Sinopec Corp.

             Assets to be    (i)   The principal ethylene and synthetic fiber
                                   monomers and polymers production purchased:
                                   facilities of Tianjin Petrochemical and
                                   related liabilities

                             (ii) The principal synthetic fiber monomers and polymers products production facilities of Luoyang Petrochemical and related liabilities

                             (iii) 93.51% equity interest in Zhongyuan
                                   Petrochemical held by Sinopec Group Company

                             (iv) The 5,000,000 tonnes per year AVD unit, the 1,400,000 tonne per year catalytic cracking unit of Maoming Petrochemical
                             (v)   Certain power generation facilities of
                                   Guangzhou Petrochemical and related
                                   liabilities

            According to the valuation reports prepared by independent valuers, as of the Valuation Date, the results of the valuation of the Petrochemical Assets are as follows: total assets were RMB13,904 million (approximately HK$13,116 million); the liabilities were RMB11,699 million (approximately HK$11,037 million); after the deduction of minority interest of RMB42 million (approximately HK$40 million), net assets were RMB2,163 million (approximately HK$2,040 million). Consideration is RMB1,977 million (approximately HK$1,865 million).

      (2)    The Catalyst Assets

             Date:           31 October 2004

             Parties:        Vendors:   Sinopec Group Company (on its own
                                        behalf and on behalf of the
                                        Authorising Entities)

                             Purchaser: Sinopec Corp.

             Assets to be    (i)   Primary assets owned by the Changling Plant

             purchased:      (ii)  The 81% equity interest in Jianchang
                                   Petrochemical

                             (iii) Primary assets of Qilu Catalyst

                             (iv) Primary assets owned by the Technologies Development Company

                             (v)   The 50% equity interest in Aoda Technology

                             (vi)  The 60% equity interest in Lide Catalyst

                             (vii) Primary assets of the Shanghai Research
                                   Institute

                             (viii) All the assets owned by Nanlian Catalyst
                                    and related liabilities


            According to the valuation reports prepared by independent valuers, as at the Valuation Date, the results of the valuation of the Catalyst Assets are as follows: total assets were RMB1,885 million (approximately HK$1,778 million); the liabilities were RMB1,024 million (approximately HK$966 million); after the deduction of minority interest of RMB163 million (approximately HK$154 million), net assets were RMB698 million (approximately HK$659 million). Consideration is RMB720 million (approximately HK$679 million).

      (3)    The Gas Station Assets

             Date:           31 October 2004

             Parties:        Vendors:   Sinopec Group Company (on its own
                                        behalf and on behalf of the
                                        Authorising Entities)

                             Purchaser: Sinopec Corp.

             Assets to be    the assets, interests and certain related
                             liabilities of 1,023 gas stations and 54 oil

             purchased:      depots owned by Sinopec Group Company and the
                             Authorising Entities

            According to the valuation reports prepared by independent valuers, as at the Valuation Date, the results of the valuation of the Gas Station Assets are as follows: total assets were RMB1,364 million (approximately HK$1,287 million); the liabilities were RMB11 million (approximately HK$10 million); net assets were RMB1,353 million (approximately HK$1,276 million). Consideration is RMB1,881 million (approximately HK$1,775 million).

2.2   The Disposal

      Date:                 31st October 2004

      Parties:              Vendor:     Sinopec Corp. (on its own behalf and
                                        on behalf of the Authorising Entities)

                            Purchaser:  Sinopec Group Company

      Assets to be          Downhole Operation Assets, including downhole
                            operation assets owned by Shengli Oilfield

      disposed:             Company Limited, Zhongyuan Oilfield Branch
                            Company, Henan Oilfield Branch Company, Jianghan
                            Oilfield Branch Company, Jiangsu Oilfield Branch
                            Company, Huabei Branch Company, Huadong Branch
                            Company and Xinan Branch Company

      According to the valuation reports prepared by independent valuers, as at the Valuation Date, the results of the valuation of the Downhole Operation Assets are as follows: total assets were RMB2,147 million (approximately HK$2,025 million); total liabilities were RMB399 million (approximately HK$376 million); net assets were RMB1,748 million (approximately HK$1,649 million). Consideration is RMB1,748 million (approximately HK$1,649 million).

2.3   Terms of the Acquisition and the Disposal

(1)   Pricing Policy and Consideration

      (i) The considerations for the Acquisition and the Disposal were determined with reference to the valued figures prepared by independent valuers and by taking into account a number of factors which include the valued figures in other similar transactions of comparable companies, ability of generating cash flows, quality of assets, business' development potential and the position in the industry cycle of the Target Assets. The agreed considerations for the Acquisition and the Disposal were reached after arms-length negotiations between the parties.

            Pursuant to the Acquisition Agreements and the Disposal Agreement, the respective considerations were agreed as follows:


                                                                                                    Unit: RMB thousand

                                                  Total       Total   Miniority                              Surplus/
                                                 Assets Liabilities   Interests  Net Assets                  (Deficit)
                                                 valued      valued      valued      valued                     Price
             Item                                amount      amount      amount      amount    Consideration       (%)

             Acquiring Assets
             Petrochemical Assets            13,904,128  11,698,592      42,359   2,163,177        1,977,000     -8.61
             Gas Station Assets               1,364,357      10,964           -   1,353,393        1,881,217     39.00
             Catalyst Assets                  1,885,282   1,024,383     162,751     698,148          720,000      3.13
             Total                           17,153,767  12,733,939     205,110   4,214,718        4,578,217      8.62
             Disposal Assets
             Downhole Operation Assets        2,146,863     399,096           -   1,747,767        1,747,767  (note 1)
             Net Effect                      15,006,904  12,334,843     205,110   2,466,951        2,830,450     14.73

            Note

            (1):  The sale price of the Downhole Operation Assets is equal to the valued amount.


      (ii) The parties also agreed that, after the signing of the Acquisition Agreements and the Disposal Agreement, if the Target Assets' asset value decreases or liabilities to increase or the Vendor breaches any of its obligation under the said agreements, including declarations, representations and warranties, the parties shall agree to adjust the considerations of the transaction accordingly.

(2)   Settlement of consideration

      The total consideration in respect of the Acquisition will be set-off against the consideration for the Disposal by way of an asset swap. The balance shall be settled in cash within 20 Business Days from completion.

2.4   Completion and Completion Date

(1)   Completion

      The Vendor will deliver to the Purchaser relevant documents of title, government approvals, personnel data and other agreements and related legal documents that reflect the status of the Target Assets to the Purchaser at the Completion Date. The Vendor will also comply with the necessary legal procedures to ensure that the Purchaser will take ownership and control over the Target Assets. The Purchaser will be responsible for the debts arising from the Target Assets from the Completion Date.

(2)   Completion Date

      The Completion Date will be 31 December 2004 or such later date as the parties may otherwise agree in writing.

(3)   Risks before completion

      Subject to the terms of the Acquisition Agreements and the Disposal Agreement, all the risks and benefits arising from the Target Assets between the respective Valuation Dates and completion shall be borne and in the account of the Vendor. The consideration will be adjusted accordingly. Please refer to section 2.3(1)(ii) of this announcement.

2.5 Conditions precedent to the Acquisition Agreements and the Disposal Agreement becoming effective:

      The effectiveness of each of the Acquisition Agreements and the Disposal Agreement is conditional upon:

      1. the agreements having been signed by the authorized representative of the parties;

      2. the parties having complied with their respective internal approval procedures and obtained such respective internal approvals.

2.6   Conditions to completion of the Acquisition Agreements and the Disposal
      Agreement:

      Completion of each of the Acquisition Agreements and the Disposal Agreement is conditional upon the satisfaction or the waiver of:

      1.    the agreements becoming effective;

      2. there has not been any breach, or evidence evidencing any breach, of the agreements;

      3. the obtaining of all necessary governmental approvals for the Acquisition and the Disposal;

      4. there has not been any material adverse change to the assets, financial condition, business operation and future prospects of the companies comprised in the Target Assets and Downhole Operation Assets;

      5. the land and property comprised in the Target Assets having obtained legal title documents;

      6. the obtaining of all necessary third parties' approvals and consents in respect of the Acquisition and the Disposal;

      7. the independent financial advisers appointed by Sinopec Corp. opining that the terms of the Acquisition and Disposal are fair.

2.7   Necessary approvals:

      The Acquisition and Disposal are subject to the approval by the Independent Shareholders at the EGM. Sinopec Group Company will apply with the SASAC for approval of the sale of the Target Assets and the filing of the valuation reports on the state-owned assets involved.

2.8   Warranties and undertakings

      (1) Sinopec Group Company has agreed that, at any time before completion, it will, and will procure that the subsidiaries on behalf of which it represents, operate in accordance with its ordinary course of business and in a manner consistent with the past.

      (2) In relation to the land and building involved in the acquisition, Sinopec Group Company undertakes that:

            (i) in relation to the land use rights included in the Target Assets and the land which will be leased by Sinopec Corp. after completion, in relation to those which have been issued with the relevant title certificates or assigned land, Sinopec Group Company warrants the completeness and legality of the land use rights of such land. In relation to the land which has not been issued with the relevant title certificate, Sinopec Group Company undertakes to use its best endeavours to obtain the relevant title certificates and related title documents and warrants the validity and legality of the leasing by Sinopec Corp. of such land;

            (ii) in relation to the buildings included in the Target Assets and the buildings which will be leased by Sinopec Corp. after completion, Sinopec Group Company warrants the completeness and legality of the transfer of such buildings. In relation to the buildings which have not been issued with the relevant title certificate at the date of the agreement, Sinopec Group Company undertakes to use its best endeavours to obtain the relevant title certificates and related title documents;

            (iii) any tax or costs involved in issuing the above-mentioned land and building title documents and to protect the legality and validity of the leasing of the land and buildings will be borne by Sinopec Group Company;

            (iv) the parties agree that Sinopec Group Company will indemnify Sinopec Corp. against all actual and foreseeable losses arising from the above-mentioned irregularity or incompleteness of land and building title and tile documents; and

            (v) the above warranties and undertakings will survive after completion and will not be affected by completion.

      Sinopec Corp. does not believe there would be any material adverse effect on its operations arising from the above.

2.9   Personnel Arrangements

      As agreed between the parties, the employment relationships, pension insurance and medical insurance of all registered personnel (including management staff and common staff) relating to the Acquisition and Disposal shall be retained by the Purchaser. The employment relationships in respect of the Gas Station Assets shall remain unchanged after the Acquisition. Sinopec Group Company and the Authorizing Entities shall maintain such employment relationships and provide alternative arrangements to those affected personnel. If Sinopec Corp. decides to keep certain personnel associated with the Gas Station Assets, the arrangements in respect of employment relationships shall be made in accordance with the terms of relevant connected transaction agreements between Sinopec Corp. and Sinopec Group Company. Sinopec Corp. will comply with the connected transaction requirements under Chapter 14A of the Listing Rules in relation to these arrangements.

2.10  Information on Sinopec Corp.

      The principal operations of Sinopec Corp. and its subsidiaries include: exploring for and developing, producing and trading crude oil and natural gas; processing crude oil, producing petroleum products and trading, transporting, distributing and marketing petroleum products, producing, distributing and trading petrochemical products.

2.11  Information on the other party

      (1)    Information on Sinopec Group Company

      (i)    Basic information

             Name of enterprise:         China Petrochemical Corporation

             Registered address:         A6 Huixindong Street, Chaoyang
                                         District, Beijing, PRC

             Type of industrial and      State-owned enterprise
             commercial registration:

             Legal representative:       Mr. Chen Tonghai

             Registered capital:         RMB104.912 billion (approximately
                                         HK$98.962 billion)

      (ii)  History

            Sinopec Group Company is a large-scale petroleum and chemical enterprise conglomerate established on the basis of the original China Petrochemical Corporation in July 1998 according to the "Reform Proposal for Organisations under the State Council" and "Reply to Certain Questions relating to the Establishment of Sinopec Group Company by the State Council", both approved at the first meeting of the 9th session of the National People's Congress. Sinopec Group Company is a state-owned and authorized investment enterprise. Pursuant to its corporate restructuring in 2000, Sinopec Group Company injected its petroleum and petrochemical business into Sinopec Corp.

      (iii) Principal business of Sinopec Group Company

            Sinopec Group Company is principally engaged in the business of industrial investments and investment management; exploration and development, production and construction, storage and transportation and sale of petroleum and natural gas resources; the wholesale of gasoline, kerosene and diesel; production, storage and transportation and sale of petrochemical and related products; the design, implementation and construction of petroleum and petrochemical installations; maintenance and repair of petroleum and petrochemical installations; the research, development, implementation and related consulting services of technology, IT and energy substitute products; and the import and export of self-produced products and third parties' products and technologies (other than those prohibited by the state).

      (iv)  Financial information of Sinopec Group Company

            Below is a summary of the consolidated assets and liabilities, and the income statement of Sinopec Group Company. The information is extracted from its consolidated financial statements prepared in accordance with PRC Accounting Rules and Regulations provided by Sinopec Group Company.


            Summary of Assets and Liabilities

                                                                         Unit: RMB thousands

                                                       30 June 2004         31 December 2003
             Items                                      (unaudited)                (audited)
             Total assets                               587,423,434              559,237,248
             Liabilities                                311,095,007              291,168,261
             Minority interests                         110,487,337              103,939,309
             Net assets                                 165,841,090              164,129,678



            Summary of Income Statement
                                                                         Unit: RMB thousands

                                                      6-month period
                                                  ended 30 June 2004        31 December 2003
                                                         (unaudited)                (audited)

             Turnover                                   290,395,699              466,673,109
             Cost of Sales                              224,159,551              359,773,798
             Profit before taxation                      21,426,286               28,968,816
             Net profit                                   5,526,014                8,675,552

2.12  Information on the Authorising Entities

      Certain assets comprised in the assets proposed to be acquired by Sinopec Corp. are owned by certain subsidiaries of Sinopec Group Company. These subsidiaries have authorised Sinopec Group Company to sell these assets to Sinopec Corp. In addition, certain assets comprised in the assets proposed to be sold by Sinopec Corp. are owned by certain subsidiaries of Sinopec Corp. These subsidiaries have authorised Sinopec Corp. to sell these assets to Sinopec Group Company. The Authorising Entities include the respective entities authorising the sale by Sinopec Group Company of the Petrochemical Assets, the Catalyst Assets and the Gas Station Assets and the entities authorising the sale by Sinopec Corp. of the Downhole Operation Assets. These include:

      (1)   Tianjin Petrochemical, Luoyang Petrochemical, Maoming
            Petrochemical and Guangzhou Petrochemical which authorised the sale of the Petrochemical Assets.

      (2) Changlin Plant, Sinopec Group Petroleum and Chemical Science Research Centre, Yueyang Xingchang Petrochemcial Corporation, Luoyang Petrochemical Plant Jinda Industry Limited, Qilu Plant, Technologies Development Company, Shanghai Research Institute, Nanjing Nanlian and Maoming Petrochemical which authorised the sale of the Catalyst Assets.

      (3) Sinopec Group Beijing Petroleum Company Limited, Sinopec Group Tianjin Petroleum Company Limited, Sinopec Group Hebei Petroleum Company Limited, Sinopec Group Shanxi Petroleum Company Limited, Sinopec Group Shanghai Petroleum (Group) Company Limited, Sinopec Group Jiangsu Petroleum Company Limited, Sinopec Group Zhejiang Province Petroleum Company Limited, Sinopec Group Anhui Petroleum Company Limited, Sinopec Group Fujian Petroleum Company Limited, Sinopec Group Jiangxi Petroleum Company Limited, Sinopec Group Shandong Province Petroleum Company Limited, Sinopec Group Henan Petroleum Company Limited, Sinopec Group Hubei Petroleum Company Limited, Sinopec Group Hunan Province Petroleum Company Limited, Sinopec Group Guangdong Province Petroleum Company Limited, Sinopec Group Guangxi Petroleum Company Limited, Sinopec Group Hainan Petroleum Company Limited, Sinopec Group Yunnan Petroleum Company Limited and Sinopec Group Shenzhen Petroleum Company Limited which authorised the sale of the Gas Station Assets.

      (4) Shengli Oilfield Company Limited which authorised the sale of the Downhole Operation Assets.

3. Reasons and Benefits of the Acquisition and the Disposal

(1)   Strengthening and Developing Core Businesses

      (i)   Petrochemical Business

            Through acquisitions during the prosperous period of the petrochemical industry cycle, the Company realises rapid expansion and development of its petrochemical business.

            Upon completion of the Acquisition, the Company is expected to increase its production capacity of ethylene by 380,000 tonnes, representing an increase of 12 #% based on the production capacity of the year 2003. The production capacity of synthetic resin is expected to increase 580,000 tonnes, representing an increase of 12%. The production capacity of ethylene glycol is expected to increase 63,000 tonnes, representing an increase of 11%. The production capacity of PX is expected to increase 414,100 tonnes, representing an increase of 31%. The production capacity of PTA is expected to increase 625,000 tonnes, representing an increase of 36%. The production capacity of synthetic fiber monomers and polymers is expected to increase by 448,000 tonnes, representing an increase of 24%. Accordingly, the Company's production scale in the ethylene and synthetic fiber monomers and polymers industry will be further enlarged.

      (ii)  Catalyst Business

            The acquisition of the catalyst business by Sinopec Corp. will effectively improve the Company's research and development, and production capacities of catalyst because there is a close relationship crude refining and chemical production. Such acquisition also allows the Company to maintain core technologies and strengthen its research and development of catalysis technology. The competitiveness of the Company's oil refining and chemical businesses will be improved accordingly.

            Through the Acquisition, the Company will have control over the production of major refining petrochemical catalysts in the process units of catalytic cracking, hydroforming, basic organic process and polyolefins. Consequently, the production capacities of different types of oil refinery and petrochemical catalysts are expected to increase from 2,800 tonnes to 80,730 tonnes, representing over 60% of the total production capacity of catalysts in the PRC.

      (iii) Oil Products Retail Business

            A number of 1,023 gas stations to be acquired by Sinopec Corp. are located in 18 different provinces, cities and autonomous regions in the eastern, central and southern parts of the PRC and are logistically supported by 54 respective depots. Consequent to certain improvements and restructuring made and undertaken in recent years, the operation ability of the gas stations have improved.

            Pursuant to the World Trade Organisation Agreement entered into by the PRC, the doors to the oil products retail industry in the PRC will be officially opened to foreign investors on 11 December 2004. The Acquisition allows the Company to further strengthen its retail capability of refined oil products in economic developed regions, take advantage of its retail network's economies of scale, improve the business' overall competitiveness and reinforce the Company's leading status in the retail sector.

      (iv)  Downhole Operation Assets

            The Downhole Operation Assets belong to the oilfield services business and are currently providing services and support to the Company internally. By disposing the Downhole Operation Assets to Sinopec Group Company, the Company can focus on the developments of its core upstream operations, aiming at becoming one of the international oil companies. The Disposal will also allow the Company's core businesses to stand out and production efficiency to improve.

(2) Consolidating Management Structure, Improving Quality of Assets and Achieving Harmonization Effect

      Sinopec Corp. aims to further consolidate the management structure, strengthen its corporate governance, promote profitability and improve the quality of assets through the Acquisition. At the same time, through the rationalization of the investment management structure and the optimisation of the allocation of resources, the operations and coordination amongst different arms of business will further harmonise.

(3)   Reducing Continuing Connected Transactions and Industry Competition

      Upon completion of the Acquisition and the Disposal, the continuing connected transactions between Sinopec Corp. and Sinopec Group Company will decrease, in monetary terms, by approximately RMB2,358 million (approximately HK$2,225 million). In order to fulfil its promise given at the time of the listing of the shares of Sinopec Corp. on the Stock Exchange, the Acquisition which is conducted by virtue of the exercising of pre-emptive rights granted to Sinopec Corp. further reduces existing industry competition between Sinopec Corp. and Sinopec Group Company in respect of the chemical, catalyst and retail operations.

(4)   Financial Impact on Sinopec Corp.

      According to the valuation reports prepared by the independent valuers, as at the Valuation Date, the total assets and the net assets involved in the Acquisition amounted to RMB17,154 million (approximately HK$16,183 million) and RMB4,215 million (approximately HK$3,976) respectively, while the total assets and net assets involved in the Disposal amounted to RMB2,147 million (approximately HK$2,025 million) and RMB1,748 million (approximately HK$1,648 million) respectively. Based on the performance in the first six-month period of the year 2004, sales revenue generated by the Acquiring Assets was RMB10,099 million (approximately HK$9,527 million), with a net profit of RMB775 million (approximately HK$731 million) while sales revenue generated by the Disposal Assets was RMB2,830 million (approximately HK$2,670 million), with a net loss of RMB105 million (approximately HK$99 million).

4.    Non-competition with Sinopec Group Company

      Prior to the restructuring of Sinopec Corp. for the purpose of its listing of the Stock Exchange and for the protection of Sinopec Corp.'s interest, Sinopec Group Company and Sinopec Corp. entered into the Non-competition Agreement, pursuant to which Sinopec Group Company undertook to Sinopec Corp., unless Sinopec Corp. agrees in writing or under certain circumstances as permitted under the Non-Competition Agreement, that it shall:

      (1) not be involved in any business which competes or may compete with Sinopec Corp.'s business;

      (2) provide Sinopec Corp. with an option to purchase any business of Sinopec Group Company which competes or may compete with Sinopec Corp.'s business and right of first refusal over any business which competes or may competes with Sinopec Corp.;

      (3) adopt Sinopec Corp.'s mode of operation in respect of sales and services to its own retail business and gas stations; and

      (4) appoint Sinopec Corp. to become sales agent for its own products which compete or may compete with Sinopec Corp.'s products.

      The Directors and Independent Non-Executive Directors are of the view that the terms of the Acquisition and Disposal are fair and reasonable so far as the shareholders of Sinopec Corp. are concerned and in the interest of them taken as a whole. The Acquisition Agreements and Disposal Agreement were negotiated on an arm's length basis and were arrived at on normal commercial terms. The Directors, Mr. Chen Tonghai (being the Chief manager of Sinopec Group Company) and Mr. Liu Genyuan (being the Deputy Manager of Sinopec Group Company) abstained from voting in such meeting of the Board by reason of conflict of interests.

5.    Details of the Target Assets

5.1   General

      Based on the functions in the Sinopec Group and Sinopec Corp. production and operation systems, and the types of products, the Target Assets proposed to be acquired / disposed can be categorized into 4 sectors: the Petrochemical Assets, the Catalyst Assets, the Gas Station Assets and the Downhole Operation Assets.

      The Petrochemical Assets proposed to be acquired are mainly relating to the production of ethylene and its down-stream products, synthetic fiber monomers and polymers products, and refined oil. Among the Petrochemical Assets, the assets of Tianjin Petrochemical are mainly relating to the production of ethylene, synthetic resin, and synthetic fiber monomers and polymers products; the assets of Luoyang Petrochemical are mainly relating to the production of synthetic fiber monomers and polymers products; the assets of Maoming Petrochemical principally comprises 2 oil refinery catalyst installations; the assets of Guangzhou Petrochemical mainly represent the power assets held by Guangzhou Petrochemical Power generating department and Zhongyuan Petrochemical principally engages in the production of ethylene and synthetic resin products.

      The Catalyst Assets proposed to be acquired are from Changling Plant, Jianchang Petrochemical, Qilu Plant, Technologies Development Company, Aoda Technology, Shanghai Lide, Shanghai Research Institute and Nanjing Nanlian, and all these 8 entities take catalyst business as their primary or sole business, which is closely connected with oil refinery and chemical business.

      The Gas Station Assets proposed to be acquired are the 1,023 gas stations and 54 oil depots owned by Sinopec Group Company and Authorising Entities.

      The Downhole Operation Assets proposed to be disposed are the oilfield downhole operation assets, business and associated liabilities of Zhongyuan Oilfield Branch Company, Henan Oilfield Branch Company, Jianghan Oilfield Branch Company, Jiangsu Oilfield Branch Company, Huabei Branch Company, Huadong Branch Company, Xinan Branch Company and Shengli Oilfield Compoany. Downhole operations involve the testing of oilfield and gas, the maintenance of oil wells, pressurisation, acidification and action operations, maintenance operations and field operations. These are engineering services for the testing of gas and oil data and improvement of well productivity which are required in the course of exploration and oilfield production.

      Independent valuers which are authorized to engage in the domestic securities business of PRC were engaged by Sinopec Corp, to carry out valuation of the above assets and issued valuation reports. Such valuation reports are to be filed with SASAC. According to the valuation reports prepared by such independent valuers, as at the Valuation Date, the results of the valuation of the Petrochemical Assets are as follows: total assets were RMB13,904 million (approximately HK$13,116 million); total liabilities were RMB11,699 million (approximately HK$11,037 million); after the deduction of minority interest of RMB42 million (approximately HK$40 million), net assets is RMB2,163 million (approximately HK$2,041 million); the results of the valuation of the Catalyst Assets as at the Valuation Date are as follows: total assets were RMB1,885 million (approximately HK$1,778 million); total liabilities were RMB1,024 million (approximately HK$966 million); after the deduction of minority interest of RMB163 million (approximately HK$154 million), net assets were RMB698 million (approximately HK$659 million); the results of the valuation of the Gas Station Assets as at the Valuation Date are as follows: total assets were RMB1,364 million (approximately HK$1,287 million); total liabilities were RMB11 million (approximately HK$10 million); net assets were RMB1,353 million (approximately HK$1,276 million); the results of the valuation of the Downhole Operation Assets as at the Valuation Date are as follows: total assets were RMB2,147 million (approximately HK$2,025 million); total liabilities were RMB399 million (approximately HK$376 million); net assets were RMB1,748 million (approximately HK$1,649 million).

5.2   Details of the Acquiring Assets

      Details of the Petrochemical Assets

      According to the consolidated balance sheets at 30 June 2004 of Tianjin Petrochemical and Luoyang Petrochemical, the balance sheets at 31 December 2003 and 30 June 2004 and the income statements for 2003 and the six-month period ended 30 June 2004 of Zhongyuan Petrochemical as audited by KPMG Huazhen, the balance sheets and income statements for 2003 and the first six-month period of 2004 of Maoming Petrochemical and Guangzhou Petrochemical as audited by Huazheng Accounting Firm Co., Ltd, and the unaudited consolidated balance sheet at 31 December 2003 and the unaudited consolidated income statements for 2003 and the six-month period ended 30 June 2004 of Tianjin Petrochemical and Luoyang Petrochemical, and the unaudited balance sheets and income statements of all the above entities for 2002. The accumulative summary of balance sheet and income statement of the above assets are as follows:


      Summary of the Assets and Liabilities of the Petrochemical Assets

                                                                                                    Unit: RMB thousand

      Item                                              30 June 2004         31 December 2003         31 December 2002
                                                           (audited)              (unaudited)              (unaudited)
      Cash and bank deposits                                 157,993                  230,303                  246,501
      Total Assets                                        13,849,433               14,256,952               15,045,579
      Short term Loans                                     4,775,619                4,899,127                4,312,414
      Long term Loans                                      5,613,403                6,549,100                8,242,810
      Total liabilities                                   11,865,079               12,912,412               14,173,598
      Minority interest                                       78,259                   74,827                   61,540
      Net assets                                           1,906,095                1,269,713                  810,441



      Summary of Income Statement of the Petrochemical Assets
                                                                                                     Unit: RMB thousand


      Item                                          1st half of 2004                     2003                     2002
                                                         (unaudited)              (unaudited)              (unaudited)

      Turnover                                             7,725,107               12,854,530               10,380,935
      Depreciation and amortisation                          587,169                1,202,258                1,220,401
      Net finance costs                                      232,325                  576,293                  705,977
      Income tax                                             296,502                  127,833                (184,303)
      Minority interests                                       7,796                   14,161                    8,797
      Net profits                                            584,083                  438,599                (398,360)
      Net profits after taxation
      andextraordinary items (note 1)                        584,083                  438,599                (398,360)


      Note 1: Net profit after tax and extraordinary items is disclosed according to the requirements of Chapter 14 of the Listing Rules.

      Note 2:  Prior to the hypothetical reorganization base date of 30
               June 2004, the assets of Tianjin Petrochemical and Luoyang Petrochemical included some non-operational assets, all financial data is unaudited and does not include non-operational assets, except for the assets and liabilities date of 30 June 2004 which has been audited.

      According to the Asset Valuation Report In Respect Of Five Entities including the Ethylene Factory Under Tianjin Petrochemical (Zhongzheng Pin Bao Zi [2004] No. 056) prepared by Beijing Zhongzheng Appraisal Co., Ltd with PRC securities qualification and the Asset Valuation Report In Respect Of the To-be Disposed Assets of Sinopec Group Tianjin Petrochemical Co., Ltd (Zhongfeng Pin Bao Zi (2004) No. 092) prepared by Zhongfeng Asset Appraisal Co., Ltd with PRC securities qualification, the Asset Valuation Report In Respect of the To-be Disposed Luoyang Polyester Assets of Sinopec Group Company (Zhongshen Pin Bao Zi[2004] No. 4018) prepared by Zhongshen Accounting Firm Co., Ltd with PRC securities qualification, the Asset Valuation Report Regarding China Petroleum & Chemical Corporation's Acquisitoin of Zhongyuan Ethylene Project (Tianxin Pin Bao Zi (2004) No. 87 prepared by Beijing Tianjian Xinye Asset Appraisal Co., Ltd with PRC securities qualification, the Asset Valuation Report In Relation To China Petroleum & Chemical Corporation's Proposed Acquisition of the AVD and catalytic assets(Zhongqihua Pin Bao Zi (2004) No. 200) prepared by Beijing Zhongqihua Asset Apraisal Co., Ltd with PRC securities qualification and the Asset Apraisal Report In Relation to the To-be Disposed Assets of Sinopec Group Guangzhou Petrochemical Main Factory (Zhonglei Pin Bao Zi
      (2004) No. 6005) prepared by Zhonglei Accounting Firm Co., Ltd with PRC securities qualification, based on the replacement cost method, the accumulative summary of valuation results of the Petrochemical Assets as at the Valuation Date which is 30 June 2004 are as follows:


                                                                                                Unit: RMB thousand

                                                                                              Amount
                                                                Adjusted      Valuated    increased/       Rate of
      Item                                      Book value    book value         value     decreased     increase%
      Fixed assets                              11,796,965    11,863,532    12,140,723       277,191          2.34
      Total assets                              13,604,845    13,604,848    13,904,128       299,279          2.20
      Total liabilities                         11,698,750    11,698,697    11,698,592          -105          0.00
      Net asset                                  1,906,095     1,906,151     2,205,536       299,384         15.71
      Minority interests                            38,000        38,803        42,359         3,554          9.16
      Net valuation after the deduction of       1,867,295     1,867,348     2,163,177       295,829         15.84
      minority interest (Note 1)

      Note 1:  Zhongyuan Petrochemical comprises a 6.49% minority interest.

      Note 2: The increase rate after the valuation of the Petrochemical Assets was 2.20%, generally equal to the book value. However, because of the large figures of the associated liabilities, the net assets figure is relatively small. Thus, although the increase of the total assets is not significant, the resulting increase of the net assets figure is notable.

      Note 3: This table is a summary, and the long-term investments of the asset valuation summary table are indicated according to the equity method, resulting in a difference between the total assets and total liabilities figures of this table and the summary of assets and liabilities.

      (1) The ethylene, synthetic fiber monomers and polymers assets of Tianjin Petrochemical

      Overview

      Tianjin Petrochemical was established in 1983 as a wholly-owned subsidiary of Sinopec Group Company with a registered capital of RMB2,941,481,000. Its domicile is Shanggulin West, Dagang District, Tianjin, and the enterprise legal person business licence registration number is 1200001000750. It is an integrated chemical and industrial enterprise with ethylene, synthetic fiber monomers and polymers production installations and ancillary power generation facilities.

      Assets proposed to be acquired

      The assets of Tianjin Petrochemical proposed to be acquired include a 200,000 tonnes per year ethylene unit, a 60,000 tonnes per year glycol unit, a 120,000 tonnes per year polythene unit, a 60,000 tonnes per year polypropylene unit, a 250,000 tonnes per year PX unit, a 300,000 tonnes per year PTA unit, a 210,000 tonnes per year polyester unit and ancillary synthetic fibre units and other construction facilities, as well as current assets such as accounts receivable, prepayments and associated liabilities.

      According to the valuation report, as of the Valuation Date, the Zhongyuan Petrochemical of such assets amounted to approximately RMB7,689 million (approximately HK$7,254 million), the total liabilities amounted to approximately RMB7,126 million (approximately HK$6,723 million) and the net assets amounted to approximately RMB563 million (approximately HK$531 million).

      Such assets include buildings with a total area of approximately 488,652 m2 of which building occupying a total area of 35,238 m2 have obtained relevant title certificates and approximately 453,414 m2 have not obtained relevant title certificates in respect of which the application for such certificates are in process. After the completion of the Acquisition, Sinopec Corp. will need to lease land from Sinopec Group Company and Tianjin Petrochemical for the operation of such assets. The leasing arrangement will be covered under the Land Use Rights Leasing Agreement.

      Save as disclosed above, the above assets are free from any guarantees, litigation or other major disputes that could result in material adverse effect.

      (2) The ethylene, synthetic fiber monomers and polymers assets of Luoyang Petrochemical

      Overview

      Luoyang Petrochemical is a wholly-owned subsidiary of Sinopec Group Company with a registered capital of RMB1,524,898,000. Its domicile is Jili District, Luoyang City, Henan Province, and the enterprise legal person business licence registration number is 4103001001290. It is a petrochemical enterprise engaged in the production and sales of synthetic fiber monomers and polymers chips and polypropylene products.

      Assets proposed to be acquired

      The assets proposed to be acquired comprises synthetic fiber monomers and polymers related assets, current assets such as accounts receivables and prepayments, and associated liabilities, also the 55% equity interest of Luoyang Petrochemical Polypropylene Co., Ltd. Upon completion, Luoyang Petrochemical Polypropylene Co., Ltd. will become a subsidiary of Sinopec Corp.

      The Assets proposed to be acquired include a PX installation unit with an annual designed capacity of 260,000 tonnes, a PTA installation unit with an annual designed capacity of 325,000 tonnes, a polyester and synthetic fibre installation unit with an annual designed capacity of 240,000 tonnes. The principal business of Luoyang Petrochemical Polypropylene Co., Ltd comprises the production and sale of polypropylene products.

      According to the valuation report as of the Valuation Date, the total assets of such assets amount to approximately RMB2,907 million (approximately HK$2,742 million), the total liabilities amount to approximately RMB2,799 million (approximately HK$2,641 million) and the net assets amount to approximately RMB108 million (approximately HK$101 million).

      Such assets include approximately 206,139 m2 of building, of which building occupying a total area of approximately 195,869 m2 have obtained relevant title certificates and approximately 10,270 m2 have not obtained relevant title certificates in respect of which the application for such certificates are in process. Such assets also include approximately 174,070 m2 of land use right, of which a total area of approximately 94,636 m2 have obtained relevant title certificates and approximately 79,434 m2 have not obtained relevant title certificates in respect of which the application for such certificates are in process. After the completion of the Acquisition, Sinopec Corp. will need to lease land from Sinopec Group Company and Luoyang Petrochemical for the operation of such assets. The lease arrangement will be covered under the Land Use Rights Leasing Agreement.

      Save as disclosed above, the above assets are free from any guarantees, litigation or other major disputes that could result in material adverse effect.

      (3) The 93.51% equity interest in Zhongyuan Petrochemical

      Overview

      Zhongyuan Petrochemical, formerly Zhongyuan Petrochemical Joint Company established by Henan Provincial Government and China Petroleum and Natural Gas Company, is now a majority-owned subsidiary of Sinopec Group Company. In 1995, it was reorganized into Zhongyuan Petrochemical under the Company Law of PRC. In 1998, it was transferred to Sinopec Group Company pursuant to the Reply on Relevant Issues Regarding the Establishment of China Petrochemical Corporation [Guo Han (1998) 58]. In 2003, agreed by the shareholders, Henan Economy and Technology Development Company and Puyang City Economy and Technology Development Company were added as shareholders. Its domicile is Shenglixi Road South, Puyang City, Henan Province, and the enterprise legal person business licence registration number is 4109001000068.

      Zhongyuan Petrochemical has a registered capital of RMB2,400 million, of which Sinopec Group Company holds 93.51% of the equity interest and the remaining equity interest is held by Henan Province Construction Investment Company (2.49%), Henan Province Economy and Technology Development Company (2.06%) and Puyang City Economy and Technology Development Company (1.94%). Upon completion, Zhongyuan Petrochemical will become a subsidiary of Sinopec Corp.

      The present scope of business of Zhongyuan Petrochemical principally includes the production of polypropylene and polythene products, the exportation of petroleum resins and high foaming products and the import of raw and ancillary materials, machinery, apparatus, meters and component parts, etc. needed for its production and research.

      According to the valuation report, as of the Valuation Date, the total assets of Zhongyuan Petrochemical amounted to approximately RMB2,336 million (approximately HK$2,204 million), the total liabilities amounted to approximately RMB1,683 million (approximately HK$1,588 million). After the deduction of minority interest of approximately RMB42 million (approximately HK$40 million), the net assets amounted to approximately RMB613 million (approximately HK$576 million).

      The principal production facilities of Zhongyuan Petrochemical include an ethylene production unit with an installed capacity of 180,000 tonnes per year, a polythene production unit with an installed capacity of 200,000 tonnes per year and a polypropylene production unit with an installed capacity of 60,000 tonnes per year.

      The assets of Zhongyuan Petrochemical proposed to be acquired include approximately 142,374 m2 of building, of which building occupying a total area of approximately 31,326 m2 have obtained relevant title certificates and approximately 111,047 m2 have not obtained relevant title certificates in respect of which the application for such certificates are in process. Land with an aggregate area of 58,036 m2 is also included, of which a total area of approximately 5,308 m2 have not obtained relevant title certificates in respect of which the application for such certificates are in process.

      Save as disclosed above, the above 93.51% equity interest in Zhongyuan Petrochemical that Sinopec Corp. proposes to acquire is free from any guarantees, restrictions on transfers, litigation, arbitration, judicial enforcements or other major disputes.

      Financial Information

      According to the financial statements for 2003 and the six-month period ended 30 June 2004 (The Audit Report KPMG-AH [2004] AR NO. 0035) audited by KPMG Huazhen with PRC securities qualification and the unaudited financial statements for 2001 and 2002 of Zhongyuan Petrochemical, the main assets and liabilities, income statement and cash flow statement of Zhongyuan Petrochemical are as follows:


      Summary of Assets and Liabilities
                                                                                                    Unit: RMB thousand

                                                                        31 December                        31 December
      Item                                            30 June 2004             2003  31 December 2002             2001
                                                         (audited)        (audited)       (unaudited)      (unaudited)
      Total Assets                                       2,281,403        2,327,062         2,599,383        3,036,063
      Liabilities and shareholders' funds
      Total current liabilities                          1,097,544        1,202,258         1,419,844        1,407,881
      Total non-current liabilities                        586,014          697,634           923,412        1,106,927
      Total liabilities                                  1,683,558        1,899,892         2,343,256        2,514,808
      Minority interest                                    597,845          427,170           256,127          521,255
      Total liabilities and shareholders' fund           2,281,403        2,327,062         2,599,383        3,036,063




      Summary of Income Statement
                                                                                                    Unit: RMB thousand
                                                       1st half of
      Item                                                    2004             2003              2002             2001
                                                         (audited)        (audited)       (unaudited)      (unaudited)

      Turnover of principal business                     1,376,518        2,110,683         1,743,401        1,767,267
      Profit before tax                                    253,590          199,921          -258,021         -206,697
      Net profit                                           169,822          181,796          -234,650         -146,214



      Summary of Cashflow
                                                                                                    Unit: RMB thousand

                                                              1st half of
                                                                     2004           2003           2002           2001
                                                                (audited)      (audited)    (unaudited)    (unaudited)

      Net cashflow from operating activities                      396,327        503,413        170,255        393,685
      Net cashflow from investing activities                     -159,541        -26,139        -15,198        -73,173
      Net cashflow from financing activities                     -275,109       -519,813       -161,262       -212,561
      Effect of foreign exchange rate change                         -103             77              -              -
      Net decrease in cash and cash equivalents                   -38,426        -42,462         -6,205        107,951


      Save as disclosed above, the above equity interest are free from any guarantees, litigation or other major disputes that could result in material adverse effect.


      (4)    The AVD and Catalytic Cracking assets of Maoming Petrochemical

      Overview

      Maoming Petrochemical is a wholly-owned subsidiary of Sinopec Group Company with a registered capital of RMB2,286,510,000. Its domicile is Maoming City, Guangdong Province, and the enterprise legal person business licence registration number is 4409001001128. Its principal business is the leasing of oil refinery installations and petrochemical installations, and owns railways, ports and power generation facilities.

      Assets proposed to be acquired

      The Maoming Business comprises a 5 million tonnes/year AVD Unit and a
      1.4 million tonnes/year catalysis installation unit and ancillary assets. According to the valuation report, as of the Valuation Date, the assessed value of such assets were approximately RMB385 millioin (approximately HK$363 million).

      The Maoming Business owns approximately 6,063 m2 of building, of which building occupying a total area of approximately 1,830 m2 have not obtained relevant title certificates in respect of which the application for such certificates are in process.

      Save as disclosed above, the above assets are free from any guarantees, litigation or other major disputes that could result in material adverse effect.

      (5)    The Co-generation assets of Guangzhou Petrochemical

      Overview

      Guangzhou Petrochemical was established on 18 June 1973 as a wholly-owned subsidiary of Sinopec Group Company with a registered capital of RMB599,890,000. Its domicile is Guangzhou City, Guangdong Province, and the enterprise legal person business licence registration number is 4401011300183. Its principal business includes infrastructure projects, storage and transportation, maintenance projects.

      Assets proposed to be acquired

      It is proposed to acquire all assets of Guangzhou Petrochemical power generating department and associated liabilities. The main facilities include 4 sets of power generation units with a total capacity of 99,000KW/h, a water processing system with an installed capacity of over 3 million tonnes/year de-salted water, and air separation and air pressure facilities.

      According to the valuation report, as of the Valuation Date, the total assets of such assets amounted to approximately RMB586 million (approximately HK$553 million), the total liabilities amounted to approximately RMB89 million (approximately HK$84 million) and the net assets amounted to approximately RMB497 million (approximately HK$469 million).

      The assets to be acquired comprise approximately 105,629 m2 of building, in respect of which the application for the relevant title certificates are in process. After the completion of the Acquisition, Sinopec Corp. will need to lease the land needed for the operation of such assets from Sinopec Group Company and Guangzhou Petrochemical. The lease arrangement will be covered under the Land Use Rights Leasing Agreement.

      Save as disclosed above, the above assets are free from any guarantees, litigation or other major disputes that could result in material adverse effect.

      Details of the Catalyst Assets

      According to the financial statements for 2003 and the six-month period ended 30 June 2004 (Auditor's Reports, Zhongxi Shen zi (2004) No. 02269 and 02270) audited by Zhongxi Accounting Firm Co., Ltd with PRC securities qualification, the financial statements for 2003 and the six-month period ended 30 June 2004 (Auditor's Reports, Zhonghe Zhengxin Zhuan Zi (2004) No. 1-051, 1-052 and 1-053) audited by Zhonghe Zhengxin Accounting Firm Co., Ltd with PRC securities qualification, the financial statements for 2003 and the six-month period ended 30 June 2004 (Auditor's Reports, Yuezong Shen Zi (2004) No. B287, No. B288 and No. B289) prepared by Yuehua Accounting Firm Co., Ltd with PRC securities qualification and the unaudited financial statements for 2002, the main assets and liabilities and the loss and profit statements of the to-be acquired Catalyst Assets are as follows:


      Summary of Assets and Liabilities of the Catalyst Assets

                                                                                                    Unit: RMB thousand

      Item                                              30 June 2004         31 December 2003         31 December 2002
                                                           (audited)                (audited)              (unaudited)
      Cash and bank deposits                                 191,923                  190,414                  185,810
      Total Assets                                         1,925,860                1,744,262                1,717,630
      Short term loans                                       356,588                  195,122                1,550,000
      Long term loans                                          2,000                    2,000                   82,000
      Total liabilities                                    1,087,468                  929,958                  950,664
      Minority interests                                      18,363                   15,383                   11,943
      Net assets                                             820,029                  798,921                  755,023



      Summary of Profit and Loss of the Catalyst Assets
                                                                                                    Unit: RMB thousand

      Item                                                           1st half of 2004            2003             2002
                                                                            (audited)       (audited)      (unaudited)

      Turnover                                                                893,142       1,615,093        1,373,494
      Depreciation and amortisation                                            38,508          87,125           71,914
      Net financial costs                                                       6,506          17,340           20,248
      Taxation                                                                 30,585          41,838           27,965
      Minority interests                                                        2,980           4,357            3,199
      Net profit                                                               73,302         107,904           88,732
      Net profits after taxation extraordinary items                           73,302         107,904           88,732

      According to the Asset Valuation Report In Relation to the Proposed Transfer of Assets of China Petroleum and Chemical Scientific Technology Development Company by Sinopec Group Company ( Zhonglian Pin Bao Zi [2004] No. 83), the Asset Valuation Report In Relation to the Proposed Transfer of Equities of Beijing Municipal Aoda Petrochemical New Technology Development Centre by Sinopec Group Company ( Zhonglian Pin Bao Zi [2004] No.84), the Asset Valuation Report In Relation to the Proposed Transfer of Assets of Shanghai Petroleum and Chemical Research Institute by Sinopec Group Company (Zhonglian Pin Bao Zi [2004] No.85), the Asset Valuation Report In Relation to the Proposed Transfer of Equities of Shanghai Lide Catelyst Company Limited by Sinopec Group Company (Zhonglian Pin Bao Zi [2004] No.86), the Asset Valuation Report In Relation to the Proposed Transfer of Part of Assets of Changling Refinery Company by Sinopec Group Company (Zhonglian Pin Bao Zi [2004] No. 87), the Asset Valuation Report In Relation to the Proposed Transfer of Equities of Hunan Jianzhang Petrochemical Company Limited by Sinopec Group Company (Zhonglian Pin Bao Zi [2004] No. 88), the Asset Valuation Report In Relation to the Proposed Transfer of Assets of Qilu Petroleum and Chemical Company Catalyst Plant by Sinopec Group Company (Zhonglian Pin Bao Zi [2004] No.89) and the Asset Valuation Report In Relation to the Proposed Transfer of Equities of Nanjing Nanlian Catalyst Limited Liability Company by Sinopec Group Company (Zhonglian Pin Bao Zi [2004] No.90) prepared by Zhonglian Asset Appraisal Co., Ltd with PRC securities qualification, based on the replacement cost method, as at the Valuation Date, the accumulative summary of the valuation results of the Catalyst Assets are as follows:

                                                                                                    Unit: RMB thousand

                                                                                                   Amount
                                                                       Adjusted      Valuated  increased/      Rate of
      Item                                                  Book value book value       value   decreased    increase%
      Fixed assets                                             611,778    611,778     645,250      33,472         5.47
      Total assets                                           1,853,207  1,853,484   1,885,282      31,798         1.72
      Total liabilities                                      1,033,178  1,033,389   1,024,383      -9,006      (-0.87)
      Net assets                                               820,029    820,095     860,899      40,804         4.89
      Minority interests                                       148,247    148,260     162,751      14,491         9.77
      Net valuation after the deduction of minority            671,782    671,835     698,148      26,313         3.92
      interest (Note)

      Note: the assets of Technologies Development Company proposed to be acquired include the 50% equity interest in Aoda Technology and the 40% equity interest in Shanghai Lide. Only 81% of the total equity interest in Jianchang Petrochemical is included in the Acquisition, and the minority interests were deducted during calculation.

      (1) The principal assets of Changling Plant

      Overview

      Changling Plant, a branch company of Changling Refinery, was established in 1992. Its place of business is Yunxi District, Yueyang City, and the business licence number is 4306001501875. Its principal business includes the production of catalytic cracking catalyst, catalytic hydrogenation catalyst and catalytic reforming catalyst.

      Changling Refinery is a state-owned company wholly-owned by Sinopec Group Company with a registered capital of RMB1,200 million. Its domicile is Changling, Yueyang City, and the enterprise legal person business licence registration number is 4306001500391. Its principal business involves the production of oil products and catalyst.

      Assets proposed to be acquired

      The assets proposed to be acquired are all the assets of Changling Plant and all its liabilities shall be assumed. According to the valuation report carried out by Zhonglian Assets Appraisal Co., Ltd., as at the Valuation Date, the total assets of such assets amount to approximately RMB592 million (approximately HK$558 million), the total liabilities amount to approximately RMB465 million and the net assets amount to approximately RMB127 million (approximately HK$120 million) Such assets mainly include catalytic cracking catalyst facilities with a production capacity of 32,800 tonnes / year, catalytic hydrogenation catalyst facilities, catalytic reforming catalyst production facilities, ancillary facilities, intellectual property rights, relevant inventories and current assets such as accounts receivable and prepayments.

      The above assets include 62,405 m2 of building, in respect of which the application for relevant title certificates are in process. After the completion of the Acquisition, Sinopec Corp. will need to lease the land needed for the operation of such assets from Changling Refinery. The lease arrangement will be covered under the Land Use Rights Leasing Agreement.

      Save as disclosed above, the above assets are free from any guarantees, litigation or other major disputes that could result in material adverse effect.

      (2) The 81% equity interest in Jianchang Petrochemical

      Overview

      Jianchang Petrochemical is a joint-stock limited company registered in November 1992 with a registered capital of RMB30,000,000. Its registered address is Yunxi District, Yueyang City, Hunan Province and its enterprise legal person business licence number is 4300001002774. Currently, it has five shareholders and their shareholdings are Sinopec Group Chongling Oil Refinery Chemical Limited Liability Company (50%), China Petroleum and Chemical Scientific Research Institute (20%), Yueyang Xingchang Petrochemical Company Limited (10%), Luoyang Petrochemical Plant Jinda Industrial Company (1%) and Yueyang Boyuan Trading Company Limited (19%).

      The first four shareholders are subsidiaries of Sinopec Group Company, and Sinopec Corp. proposes to acquire all of the 81% equity interest held by them. Upon completion, Jianchang Petrochemical will become a subsidiary of Sinopec Corp.

      Save as disclosed above, the above equity interest are free from any guarantees, litigation or other major disputes that could result in material adverse effect.

      Principal business and assets to be acquired

      Jianchang Petrochemical mainly produces continuous reforming catalyst.

      According to the valuation carried out by Zhonglian Assets Appraisal Co., Ltd., as at the Valuation Date, the total assets of such assets amounted to approximately RMB150 million (approximately HK$142 million), the liabilities amounted to approximately RMB98 million (approximately HK$92 million) and the net assets amount to approximately RMB52 million (approximately HK$49 million) (the net assets in proportion with the 81% equity interest was approximately RMB42 million (approximately HK$40 million)).

      Such assets mainly include continuous reforming catalyst production facilities with a production capacity of 985 tonnes / year, catalytic hydrogenation catalyst facilities, catalytic reforming catalyst production facilities, ancillary facilities, intellectual property rights, relevant inventories and current assets such as accounts receivable and prepayments.

      Jianchang Petrochemical's assets also include properties with an aggregate area of 8,597 m2 of which properties with an aggregate area of 110 m2 have not received the relevant title certificates. The remaining properties have all been issued with legal title documentations. Jianchang Petrochemical will need to continue to lease land from Changling Refinery. The lease arrangement will be covered under the Land Use Rights Leasing Agreement.

      Financial Information

      According to the financial statements for 2003 and the first six-month period ended at 30 June 2004 (Auditor's Report, Zhongxi Shen Zi (2004) No. 02270 ) prepared by Zhongxi Accounting Firm Co., Ltd with PRC securities qualification and unaudited financial statements for 2001 and 2002 of Jianchang Petrochemical, the main assets and liabilities, income statement and cashflow position of Jianchang Petrochemical are as follows:


      Summary of the Assets and Liabilities

                                                                                                    Unit: RMB thousand

                                                                          31 December     31 December      31 December
      Item                                               30 June 2004            2003            2002             2001
                                                            (audited)       (audited)     (unaudited)      (unaudited)
      Total Assets                                            171,797         166,749         138,019          111,573
      Liabilities and shareholders' funds
      Total current liabilities                               102,567         101,940          72,149           58,942
      Total non-current liabilities                                 -               -           4,000            4,000
      Total liabilities                                       102,567         101,940          76,149           62,942
      Minority interest                                        18,363          15,383          11,943            8,745
      Equity interest                                          50,867          49,426          49,927           39,886
      Total liabilities and shareholders' funds               171,797         166,749         138,019          111,573



      Summary of Income Statement
                                                                                                    Unit: RMB thousand
                                                          1st half of
      Item                                                       2004            2003             2002            2001
                                                            (audited)       (audited)      (unaudited)     (unaudited)

      Turnover                                                 38,070         155,912           89,295         134,652
      Profit before tax                                         5,596          17,303           16,890          15,023
      Net profit                                                1,440           9,589           10,042           9,766



      Summary of Cashflow
                                                                                                    Unit: RMB thousand
                                                          1st half of
      Item                                                       2004            2003            2002             2001
                                                            (audited)       (audited)     (unaudited)      (unaudited)

      Net cashflow from operating activities                   -8,902          29,991           2,249           14,038
      Net cashflow from investing activities                   -5,716          -6,050         -12,637             -656
      Net cashflow from financing activities                   -9,514           2,307          11,394          -10,559
      Net decrease in cash and equivalents                    -24,132          26,248           1,006            2,823



      (3)    Primary assets of the Qilu Plant

      Overview

      Qilu Plant, being a state-owned enterprise established in October 1990, is a wholly-owned subsidiary of Qilu Petrochemical Co., Ltd. with a registered capital of RMB159,300,000. Its domicile is 1 Tiyuchang Road, Zhoucun District, Zibo City, and the enterprise legal person business licence registration number is 3703051870225. Its principal business is the production of catalytic cracking catalyst.

      Assets proposed to be acquired

      The assets proposed to be acquired are all the assets of Qilu Plant (excluding land use rights) and all its liabilities shall be assumed. According to the valuation carried out by Zhonglian Assets Valuation Co., Ltd., as of the Valuation Date, the total assets of Qilu Plant amounted to approximately RMB447 million (approximately HK$422 million), the total liabilities amounted to approximately RMB293 million (approximately HK$276 million ) and the net assets amount to approximately RMB148 million (approximately HK$140 million). Such assets mainly include catalytic cracking catalyst installation with a production capacity of 25,000 tonnes/year, molecular sieve installations with an aggregate production capacity of 18,000 tonnes/year, ancillary facilities, relevant intellectual property rights and current assets including related inventories, accounts receivable and prepayments.

      The above assets include 63,271 m2 of building, of which building occupying a total area of 26,724 m2 have not obtained relevant title certificates in respect of which the application for such certificates are in process. After the completion of the Acquisition, Sinopec Corp. will need to lease the land needed for the operation of such assets from Qilu Plant. The lease arrangement will be covered under the Land Use Rights Leasing Agreement.

      Save as disclosed above, the above assets are free from any guarantees, litigation or other major disputes that could result in material adverse effect.

      (4)    Primary assets owned by the Technologies Development Company

      Overview

      Technology Development Company, being a state-owned enterprise, is a wholly-owned subsidiary of Sinopec Group Company with a registered capital of RMB67,000,000. It was established in November 1990. Its registered address is 1203 Jingmin Building, 10 Huayanli, Chaoyang District, Beijing, and the enterprise legal person business licence registration number is 1000001001082. Its principal business includes the exportation of technologies developed, and related products produced, of itself and subsidiaries, the organization for the industrial implementation of technical innovations, technology transfers, technical consulting and services.

      Assets proposed to be acquired

      The assets proposed to be acquired are principal assets of the Technology Development Company and all its liabilities shall be assumed. According to the valuation carried out by Zhonglian Assets Valuation Co., Ltd., as of the Valuation Date, the total assets of the Technology Development Centre amounted to approximately RMB228 million (approximately HK$215 million), the liabilities amounted to approximately RMB26 million (approximately HK$25 million) and the net assets amounted to approximately RMB202 million (approximately HK$191 million). Such assets mainly include long-term equity investments, current assets such as cash, accounts receivable and prepayments, and related intellectual property rights and authorizations.

      The assets of Technology Development Company proposed to be acquired include a 50% equity interest in the Aoda Technology and a 40% equity interest in Shanghai Lide, both involved in catalyst business.

      (i) The 50% equity interest in Aoda Technology

      Overview

      Aoda Technology was established in 1993 and is a collectively-owned joint venture with a registered capital of RMB49,600,000. Its domicile is Taihu Town, Tongzhou District, Beijing and enterprise legal person business licence number is 1102231662894. The shareholders of Aoda Technology are Sinopec Corp. Beijing Chemical and Industrial Research Institute and Technology Development Company, each holding a 50% equity interest.

      At present, Sinopec Corp. indirectly owns 50% interest in Aoda Technology through Beijing Chemical and Industrial Research Institute. As part of the Acquisition, Sinopec Corp. proposes to indirectly acquire a further 50% interest in Aoda Technology through the acquisition of all the assets of Technology Development Centre. After completion of the Acquisition, Sinopec Corp. will own 100% interests in Aoda Technology and Aoda Technology will become a subsidiary of Sinopec Corp.

      Principal business and assets

      The primary businesses of the Aoda Technology are the production of polypropylene catalyst, benzene anhydride and anhydride catalyst.

      According to the valuation carried out by Zhonglian Assets Valuation Co., Ltd., as of the Valuation Date, the total assets of the Aoda Technology amounted to approximately RMB191 million (approximately HK$180 million), the liabilities amounted to approximately RMB66 million (approximately HK$62 million) and the net assets amounted to approximately RMB125 million (approximately HK$118 million) (the net assets in proportion with the 50% equity interest were approximately RMB62 million (approximately HK$58 million)).

      Its main production installations include polypropylene catalyst production installations with a production capacity of 140 tonnes/year, anhydride and benzene anhydride catalyst production installations with a production capacity of 120 - 130 tonnes/year, ancillary facilities, related intellectual rights and current assets such as related inventories, accounts receivable and prepayments.

      The above assets include 2,993 m2 of building, in respect of which the application for relevant title certificates are in process. After the completion of the Acquisition, Aoda Technology will need to lease the land needed for the operation of such assets from Sinopec Group Beijing Chemical and Industrial Research Institute.

      (ii) The 60% equity interest in Shanghai Lide

      Overview

      Shanghai Lide is a limited liability company established in 2001 with a registered capital of RMB20,000,000. Its domicile is Qianxu Town, Jinshan District, Shanghai, and enterprise legal person business licence number is 3102281012263.

      The shareholders of Shanghai Lide are Shanghai Chemical and Industrial Research Institute (40%), Technology Development Company (40%) and Maoming Petrochemical (20%). Among them, both Technology Development Company and Maoming Petrochemical are subsidiaries of Sinopec Group Company. In the Acquisition, Sinopec Corp. will acquire the 40% equity interest in Shanghai Lide through the acquisition of Technology Development Company. In addition, Sinopec Corp. will also acquire the 20% equity interest held by Maoming Petrochemical. After the completion of the Acquisition, Sinopec Corp. will hold 60% equity interest in Shanghai Lide. Upon completion, Shanghai Lide will become a subsidiary of Sinopec Corp.

      Principal business and assets

      Shanghai Lide mainly produces gas phase polyethylene catalyst.

      According to the valuation carried out by Zhonglian Assets Valuation Co., Ltd., as of the Valuation Date, the total assets of the Shanghai Lide amount to approximately RMB72 million (approximately HK$68 million), the liabilities amount to approximately RMB37 million (approximately HK$35 million) and the net assets amount to approximately RMB35 million (approximately HK$33 million) (the net assets in proportion with the 60% equity interest is approximately RMB21 million (approximately HK$20 million)).

      Its main production installation is one set of gas phase polyethylene catalyst production installation with a production capacity of 120 tonnes/year, related intellectual property rights and current assets such as related inventories, accounts receivables and prepayments.

      The above assets include 1,039 m2 of building and 8,789 m2 of land use right, in respect of which the application for relevant title certificates are in process.

      Save as disclosed above, the above assets of the Technology Development Company and the equity interest in Aoda Technology and Shanghai Lide are free from any guarantees, litigation or other major disputes that could result in material adverse effect.

      (5) Primary assets of the Shanghai Research Institute

      Overview

      Shanghai Research Institute was established in 1961 as a state-owned enterprise wholly-owned by Sinopec Group Company, with a registered capital of RMB113,420,000. Its domicile is 1658 Pudongbei Road, Shanghai, and enterprise legal person business licence number is 3101151016076. Its principal products are acrylonitrile catalyst, methylbenzene isomerization catalyst and styrene catalyst.

      Assets proposed to be acquired

      The assets proposed to be acquired are all the assets owned by Shanghai Research Institute (excluding the equity interest in Shanghai Shibida Petrochemical Hi-tech Company and land use rights) and all its liabilities shall be assumed.

      According to the valuation carried out by Zhonglian Assets Valuation Co., Ltd., as of the Valuation Date, the total assets of the Shanghai Research Centre amounted to approximately RMB180 million (approximately HK$170 million), the liabilities amounted to approximately RMB24 million (approximately HK$23 million) and the net assets amounted to approximately RMB156 million (approximately HK$147 million).

      Such assets mainly include the acrylonitrile catalyst, methylbenzene isomerization catalyst and styrene catalyst production installations with an aggregate production capacity of 1,750 tonnes/year, the related intellectual property rights and current assets such as related inventories, accounts receivables and prepayments.

      The above assets include 32,011 m2 of building, of which building occupying a total area of 11,727 m2 have not obtained relevant title certificates in respect of which the application for such certificates are in process. After the completion of the Acquisition, Sinopec Corp. will need to lease the land needed for the operation of such assets from Shanghai ResearchInstitute. The leasing arrangement will be covered under the Land Use Rights Leasing Agreement.

      Save as disclosed above, the above assets are free from any guarantees, litigation or other major disputes that could result in material adverse effect.

      (6)    All assets of Nanjing Nanlian

      Overview

      Nanjing Nanlian was established in 1995 as a limited liability company, with a registered capital of RMB5,000,000. Its domicile is Hengyi Road, Economic and Technology Development Zong, Nanjing, and enterprise legal person business licence number is 3201921000914. Its principal products is isomerization catalyst.

      Assets proposed to be acquired

      The main buildings and equipments used by Nanjing Nanlian Catalyst Limited Liability Company for production and operation are leased from China Petroleum and Chemical Corporation Jinling Branch. The assets proposed to be acquired are all the assets of Nanjing Nanlian Catalyst Limited Liability Company and all its liabilities shall be assumed.

      According to the valuation carried out by Zhonglian Assets Valuation Co., Ltd., as of the Valuation Date, the total assets of the Nanjing Nanlian amounted to approximately RMB29 million (approximately HK$27 million), the liabilities amounted to approximately RMB14 million (approximately HK$13 million) and the net assets amounted to RMB15 million (approximately HK$14 million).

      Such assets mainly comprise current assets including related inventories, accounts receivables, cash, and related intellectual property rights.

      Save as disclosed above, the above assets are free from any guarantees, litigation or other major disputes that could result in material adverse effect.

      Details of Gas Station Assets

      According to the balance sheet at 31 May 2004 as audited by Huazheng Accounting Firm Co., Ltd with PRC securities qualification, and the unaudited balance sheets at 31 December 2003 and 31 December 2002 (Huazheng Te Shen Zi [2004] No. 120), the main assets and liabilities information of the Gas Station Assets are as follows:


      Summary of the Assets and Liabilities

                                                                              Unit: RMB thousands

      Item                             31 May 2004       31 December 2003        31 December 2002
                                         (audited)            (unaudited)             (unaudited)
      Cash and bank deposits                 1,455                  2,711                   2,524
      Total Assets                       1,139,517              1,115,514               1,072,543
      Short term loans                           -                      -                       -
      Long term loans                            -                      -                       -
      Total liability                       10,963                  6,981                   8,383
      Minority Interests                         -                      -                       -
      Net Assets                         1,128,554              1,108,533               1,064,160

      Prior to the Acquisition, most of the gas stations which are subject to the acquisition were operated by Sinopec Corp. through the leasing of their operating rights. In order to accurately reflect their operating performance, it has been assumed for the purpose of the below information that they were independently operated and, based on their gasoline throughput volume for 2002, 2003 and the first five-month period of 2004, prepared the following unaudited calculation of their operating results:


      Summary of Income Statement

                                                                                   Unit: RMB thousands

                                                     For the 5 months
      Item                                          ended 31 May 2004            2003             2002
                                                          (unaudited)      (unaudited)      (unaudited)
      Turnover                                              1,233,763       2,334,626        1,841,720
      Depreciation and amortisation                            10,221          23,854           23,843
      Finance costs                                                 -               -                -
      Income tax                                               36,810          69,490           45,004
      Minority interest                                             -               -                -
      Net profit                                              120,390         232,541          160,470
      Net profit after tax and extraordinary items            120,390         232,541          160,470

      According to the valuation report Zhongzheng PingBao [2004] No. 48 prepared by Beijing Zhongzheng Appraisal Company Limited, with PRC securities qualification, based on replacement cost method, the valuation results of the Gas Station Assets as at 31 May 2004 are:


                                                             Unit: RMB thousands

                                                                       Rate of
                                                                     increase/
                              Total Net Asset  Total Valuated      decrease(%)
      Item                         Book Value           Value        (overall)

      Total                         1,128,554       1,353,393           19.92%



      Summary of Sinopec Group Company and Authorising Entities

      Please refer to section 2.11 of this announcement.

      Overview

      The Gas Station Assets comprise the assets, interests and related liabilities of 1,023 gas stations and 54 oil depots owned by Sinopec Group Company and the Authorising Entities. These comprise 620 wholly-owned gas stations (including 25 oil transportation vessels and oil trucks), 82 majority-owned gas stations, 269 minority owned gas stations and 52 gas stations leased from third parties. The gas stations and depots are located in 18 different provinces, cities and autonomous regions of the PRC, namely, Beijing, Tianjin, Hebei, Shanxi, Shanghai, Jiangzu, Zhejiang, Anhui, Fujian, Jiangxi, Shandong, Henan, Hubei, Hunan, Guangdong, Guangxi, Hainan and Yunnan.

      Out of the oil depots, 48 are wholly-owned, one is majority-owned and 5 are minority-owned.

      Out of the gas stations and oil depots which are wholly-owned (not including the 25 oil transportation vessels and oil trucks), Sinopec Corp. will mainly lease the land use right from the Vendors or third parties. The leasing arrangement will be covered under the Land Use Rights Leasing Agreement. For the land occupied by majority-owned gas stations and oil depots with an approximate aggregate area of approximately 122,232 m2 is included in the Acquisition by virtue of the acquisition by Sinopec Corp. of the equity interest in such gas stations and oil depots. Out of such land, approximately 49,473 m2 have not received the appropriate land use rights certificates. The balance of the land will be either leased or jointly operated with the Vendor or the relevant land owner. The wholly and majority owned gas stations and depots occupy a total of approximately 339,673 m2 buildings, of which approximately 197,672 m2 are yet to receive appropriate title certificates.

      Unless otherwise disclosed above, the above assets are free from any material guarantee, litigation or other major dispute.

      Price and Details of the Gas Station Assets

      After negotiations between Sinopec Corp. and Sinopec Group Company, and taken into account various factors including the asset valuation results, comparable historical transactions, cash flow generating ability and growth potential, it was agreed that the consideration for the net assets should be RMB1,881 million (approximately HK$1,775 million), and Sinopec Corp. should at the same time bear the associated liabilities of RMB11 million (approximately HK$10 million).

      The increase of the price of the Gas Station Assets on the book value is mainly due to 3 factors:

      o the increasing costs of properties and constructions in recent years have caused the replacement costs of the gas stations and oil depots to rise.

      o years of marketing and cost-reduction have led to significant improvements in the throughput and performance. For single gas station throughput, the average figure has risen from 1,362 tonnes in 2001 to 1,825 tonnes in 2003, representing an annual increase of 15.8% and is expected to continue to show good potentials.

      o the establishment of new gas stations requires the approval of certain governmental departments which may create certain difficulties. This factor cannot be reflected in the book value of the gas stations to be acquired.

      Before the Acquisition, the gas stations proposed to be acquired were operated by Sinopec Corp. through leasing from Sinopec Group Company of their operating rights. The fees negotiated at that time had taken into account reasonable costs and profit level. Since Sinopec Group Company had not obtained all title certificates of the properties and had not paid relevant fees, and also the profitability was low due to a low single gas station throughput, the rent payable had been historically low. Following the increasing of costs of gas station properties, the rising of single gas station profitability and the future difficulty of acquiring or establishing gas stations, the future lease fees are expected to rise significantly to reflect the potential rise of profit based on the fair market trade principle. For Sinopec Corp., it will face of the risk of an increase of the costs of rental if it continues to operate these gas stations by way of lease.

      If Sinopec Corp. is able to acquire these gas stations, this will help to eliminate the risks in their future operation, and to achieve coordinated effect in various aspects such as investments, allocation of resources and network through consolidated operation. It is expected that it will result in a greater income potentials for Sinopec Corp. from its investments.

      Despite the premium in the consideration for the Gas Station Assets against the book value, such consideration is fair and reasonable when compared with single gas station acquisition prices of comparable historical transactions and analysed by P/E ratio level of the acquisition:

      (1) comparison with single gas station acquisition prices of comparable historical transactions

            After the deduction of valuation results of oil depots, the purchase price of the gas stations are lower than or similar to the prices of domestic acquisition of other single gas stations which are of the similar size.

      (2)   P/E ratio comparing with comparable companies

            The unaudited figure of the net profit of the Gas Station Assets in 2003 is RMB233 million (approximately HK$220 million), based on which the P/E ratio in 2003 corresponding to the net asset acquisition price of RMB1,881 (approximately 1,775 million) is approximately 8.1, which is lower than that of comparable companies.

5.3   Details of the Disposal Assets

      Details of the Downhole Operation Assets

      According to the financial statements for 2002, 2003 and the first seven months ended 31 July 2004, Auditor's Reports (Yuezong Shen Zi [2004] No. B293, No. B296) prepared by Yuehua Accounting Firm Co., Ltd with PRC securities qualification, the accumulative summary of the financial position of the Downhole Operation Assets are as follows:


      Summary of the Assets and Liabilities

                                                                                          Unit: RMB thousand
                                                  31 July 2004       31 December 2003       31 December 2002
      Item                                           (audited)              (audited)            (unaudited)
      Cash and bank deposits                            32,792                 38,376                 33,432
      Total Assets                                   2,266,550              2,566,454              2,272,244
      Short term loans                                       -                      -                      -
      Long term loans                                        -                      -                      -
      Total liabilities                                411,597                442,691                261,991
      Minority interest                                      -                      -                      -
      Net assets                                     1,854,953              2,123,763              2,010,253

      Summary of Income Statement

                                                                                          Unit: RMB thousand
                                                For the seven
                                                 months ended
                                                 31 July 2004                    2003                   2002
      Item                                          (audited)               (audited)            (unaudited)

      Turnover                                      3,301,939               5,723,870              5,353,048
      Depreciation and amortisation                   226,833                 274,280                259,611
      Finance cost (note)                              10,497                  11,625                 10,678
      Income tax                                        8,183                   6,664                 12,548
      Minority interest                                     -                       -                      -
      Net profit                                    (122,744)                  10,640                 12,141
      Net profit after tax and extraordinary        (122,744)                  10,640                 12,141
      items

      Note: the net financial cost is hypothetical appropriation cost of the occupied working capital. The average balance of interest bearing working capital for the past 2 years and the period ended 30 July 2004 is RMB156 million

      According to the Asset Valuation Report (Zhongzheng Pin Bao Zi [2004] No. 062 and No.063) prepared by Beijing Zhongzheng Valuation Co., Ltd with PRC securities qualification as at the Valuation Date being 31 July 2004, based on the replacement costs, the accumulative summary of the asset valuation results of the Downhole Operation Assets are as follows:

                                                                                     Unit: RMB thousand

                                                                                  Amount
                                                   Adjusted       Valuated    increased/        Rate of
      Item                         Book value    book value          value     decreased      increase%
      Current asset                   414,005       417,484        420,851         3,367           0.81
      Long-term investment                  -             -              -             -              -
      Fixed asset                   1,805,629     1,805,629      1,679,708      -125,921          -6.97
      Intangible asset                      -             -              -             -              -
      Total asset                   2,266,550     2,270,028      2,146,863      -123,166          -5.43
      Total liabilities               411,597       415,076        399,096       -15,980          -3.85
      Net assets                    1,854,953     1,854,953      1,747,767      -107.186          -5.78
      Net assets acquired           1,854,953     1,854,953      1,747,767      -107.186          -5.78

      Note: in this case the downhole operation assets valuation shows a 5.78% decrease. The main reason is that a notable part of the assets are in bad shape, which in turn is caused by the corruption of alkalescence materials and bad working environment.

      The assets proposed to be disposed under the Disposal are the oilfield downhole operation assets, business and associated liabilities of Zhongyuan Oilfield Branch Company, Henan Oilfield Branch Company, Jianghan Oilfield Branch Company, Jiangsu Oilfield Branch Company, Huabei Branch Company, Huadong Branch Company, Xinan Branch Company and Shengli Oilfield Company Limited.

      (1) Downhole Operation Assets proposed to be sold by Shengli Oilfield Company Limited

      Overview

      Shengli Oilfield Company Limited was established on 18 May 2000 with a registered capital of RMB30,028 million. Its domicile is 258 Jinan Road, Dongying District, Dongying City, Shandong Province, and the enterprise legal person business licence registration number is 3705001804320. Its principal business includes the exploration, extraction, utilization, processing and sale of, and the downhole operations in relation to, ocean/land petroleum, natural gas and other natural resources, petroleum refining and chemical industry.

      Assets proposed to be disposed

      It is proposed to sell the assets of 4 downhole operation companies under Shengli Oilfield, including the "Operation Branch", "Preparation Branch", "Engineering Vehicles Branch" and pipelines, oil pumping rods and oil pumping equipment repair and other ancillary assets related to the oilfield downhole operation. The above assets include 4,225 vehicles and machines.

      Such assets include buildings and structures with a total area of 449,063 m2, of which the relevant title certificates for an aggregate area of 81,481 m2 are being applied for.

      (2) Downhole Operation Assets of Zhongyuan Oilfield Branch Company proposed to be sold

      It is proposed to sell the downhole operation, special vehicles, preparation, oil pipeline plant, oil rod plant, "rods, pipelines, pumps" and downhole tools repair and maintenance and special vehicles maintenance of the Special Operation Office, Oil Extraction Plant One, Plant Two, Plant Three, Plant Five, Plant Six and Trial Extraction Second Office under Zhongyuan Oilfield Branch Company, and the electric pump unit, electric cables manufacturing, repair and technical services of the Oil Extraction Technology Research Institute and other related ancillary assets. The above assets include 3,065 vehicles and machines.

      Such assets include buildings and structures with a total area of 158,790 m2, of which the relevant title certificates for an aggregate area of 46,737 m2 are being applied for.

      (3) Downhole Operation Assets of Jiangsu Oilfield Branch Company proposed to be sold

      It is proposed to sell the related ancillary assets of 3 oil extraction plants under Jiangsu Oilfield Branch Company, including the internal downhole operation, testing (including measuring), special vehicles, oil pipeline works and rods, pipelines and pumps repair of the 3 oil production fields. The above assets include 422 vehicles and machines.

      Such assets include buildings and structures with a total area of 25,081 m2, of which the relevant title certificates for an aggregate area of 6,167 m2 are being applied for.

      (4) Downhole Operation Assets of Henan Oilfield Branch Company proposed to be sold

      It is proposed to sell the assets related to 7 mine brigade units under Henan Oilfield Branch Company (2 special operation works departments, 2 downhole operation works department, 2 production preparation brigades, one testing project management department) and related supporting facilities. The above assets include 824 vehicles and machines.

      Such assets include buildings and structures with a total area of 33,329 m2, of which the relevant title certificates for an aggregate area of 13,630 m2 are being applied for.

      (5) Downhole Operation Assets of Jianghan Oilfield Branch Company proposed to be sold

      It is proposed to dispose the following assets and associated liabilities of Jianghan Oilfield Branch Company: 8 operation brigades and the processing works, tools works and derrick teams of the preparation branches of Jianghan Oil Extraction Plant; 8 operation branches, 2 testing brigades, one overhaul brigade and special vehicles branches. The above assets include 965 vehicles and machines, and structures with a total area of approximately 72,045 m2, of which the relevant title certificates for an aggregate area of approximately 3,225 m2 are being applied for.

      (6) Downhole Operation Assets of Huadong Branch Company proposed to be sold

      It is proposed to dispose the assets of the oil production division under Huadong Branch Company including the testing branch, operation branch, measuring branch, water transport branch, vehicle transportation branch, equipment maintenance branch, oil construction and associated liabilities including all vehicles and machines, and 2 buildings/structures with a total area of approximately 894 m2.

      (7) Downhole Operation Assets of Huabei Branch Company proposed to be sold

      It is proposed to sell the assets related to 5 testing branch and one measuring branch of the downhole n department of Huabei Branch Company, including all machines and vehicles.

      (8) Downhole Operation Assets of Xinan Branch Company proposed to be sold

      It is proposed to sell the downhole operation department and the assets related to well repair, gas testing and midway measuring brigades and associated liabilities of Xinan Branch Company including all transportation facilities and machinery.

      The Downhole Operation Assets include properties with an area of 300 m2, the relevant title certificate of which is being applied for. The land relating to the Downhole Operation Assets are leased from Sinopec Group Company.

      Save as disclosed above, the above assets are free from any guarantees, litigation or other major disputes that could result in material adverse effect.

      6. Prospective Continuing Connected Transactions

      In preparation for its listing on the Stock Exchange, Sinopec Corp. and Sinopec Group Company entered into a number of agreements in the year 2000 governing the continuing connected transactions between them. These continuing connected transactions include the transactions comtemplated under the Land Use Rights Lease Agreement and the Property Leasing Agreement. On 11 June 2001, the Ongoing Connected Transaction Adjustment Agreement was entered into between Sinopec Corp. and Sinopec Group Company whereby, amongst other connected transaction agreements, various terms of the above agreements were amended.

      Details of the Land Use Rights Lease Agreement and the Property Leasing Agreement are summarised below:

      (1) Land Use Rights Lease Agreement

      According to the Land Use Rights Lease Agreement as amended by the Ongoing Connected Transaction Adjustment Agreement, Sinopec Group Company agreed to lease to the Company certain parcels of land, with an aggregate area of approximately 370,074,262 m2 at an annual rent of approximately RMB1,977 million (approximately HK$1,865 million), which is lower than the prevailing market rent. The rent may be reviewed every 3 years and any such revised rent shall not be higher than the prevailing market rent as confirmed by an independent valuer.

      In respect of the authorised lands for operation owned by members of the Sinopec Group, lands for industrial use were leased to the Company for a term of 50 years while lands for commercial use were leased to the Company for a term of 40 years. Lands over which members of the Sinopec Group have been granted land use rights with consideration, were leased for a term up to the date of expiry of the respective land use rights certificates. The term of the lease in each case commenced from 1 January 2000. The Company may request for renewal of the term of the lease by giving notice to relevant member(s) of the Sinopec Group twelve months before the expiry of the lease.

      (2) Properties Lease Agreement

      Sinopec Group Company and Sinopec Corp. entered into the Properties Leasing Agreement dated 3 June 2000, which took effect from 1 January 2000, and as amended by the Ongoing Connected Transaction Adjustment Agreement, members of the Sinopec Group agreed to lease to the Company certain properties with a gross floor area of approximately 2,593,490 m2 at an annual rent of RMB567 million (approximately HK$535 million), which is lower than the prevailing market rent. The rent may be reviewed annually and any such revised rent shall not be higher than the prevailing market rent. Property taxes and land use fees in relation to such properties shall be borne by Sinopec Group.

      The properties were leased by Sinopec Group to the Company for a term of 20 years commencing from 1 January 2000.

      If Sinopec Group Company negotiates to sell a leased property to a third party, Sinopec Corp. shall have a pre-emptive right to purchase such property under the same terms.

      At the extraordinary general meeting of Sinopec Corp. held on 18 December 2003, the Independent Shareholders approved the following caps in respect of the Land Use Rights Lease Agreement and the Properties Lease Agreement. The caps shall be valid until 31 December 2006:

      Transactions                                                        Caps

      Land Use Rights Lease Agreement           RMB2,150 million (approximately
      annual rents payable by the Company                     HK$2,028 million)

      Properties Lease Agreement annual rents      RMB730 million(approximately
      payable by the Company                                    HK$689 million)

      Following the completion of the Acquisition, the Acquiring Assets (either by itself or through Sinopec Corp.) will lease various parcels of land and certain properties from members of the Sinopec Group. Such transactions will constitute continuing connected transactions for Sinopec Corp. under the Listing Rules. Accordingly, on 31 October 2004, Sinopec Corp. and Sinopec Group Company entered into the New Continuing Connected Transaction Adjustment Agreement which supplements the Land Use Rights Lease Agreement and Property Leasing Agreement and provides, inter alia, that the terms of these 2 agreements will apply to the additional leasing of land and properties between the Company and the Sinopec Group arising from the Acquisition.

1. Land Use Rights Lease Agreement (as supplemented)

      Following the completion of the Acquisition, the Acquiring Assets (either by itself or through the Company) will lease from Sinopec Group land with a total area of approximately 8,888,498 m2. for an annual rental of approximately RMB110 million (approximately HK$104 million). Accordingly, the Land Use Rights Lease Agreement will be supplemented under which land with an aggregate area of 370,962,760 m2 will be leased by the Company from Sinopec Group. As a result, the annual rentals payable by the Company under the Land Use Rights Lease Agreement will exceed the annual limit of RMB2,150 (approximately HK$2,028 million) as approved by the shareholders of Sinopec Corp. on 18th December 2003.

      Taking into account the amount of the historical rent paid under the Land Use Rights Agreement for the 2 years ended 31 December 2003 and the expected amount for the year ending 31 December 2004, being approximately RMB2,018 million (approximately HK$1,903 million), RMB2,060 million (approximately HK$1,943 million) and RMB2,147 million (approximately HK$2,025 million), respectively, the provisions under that the Land Use Rights Lease Agreement which provide that Sinopec Group Company may review the rent payable every 3 years and that rent and land value generally in the PRC are rising and the additional amount of rent of approximately RMB110 million, it is proposed that the new cap for each financial year for the 3-year period ending 31 December 2007 will be RMB2,450 million (approximately HK$2,311 million).

      The rent payable for the additional land leased is determined based on
      (i) the level of rent payable at present under the Land Use Rights Lease Agreement, (ii) the market rent for such land taking into account their location and size and (iii) the actual area of land subject to the lease. The duration of the lease will be the same as that provided for in the Land Use Rights Lease Agreement.

      Under the Land Use Rights Lease Agreement as supplemented, in respect of the authorised lands for operation owned by members of the Sinopec Group, lands for industrial use were leased to the Company for a term of 50 years while lands for commercial use were leased to the Company for a term of 40 years. Lands over which members of the Sinopec Group have been granted land use rights with consideration, were leased for a term up to the date of expiry of the respective land use rights certificates. The term of the lease in respect of the newly leased land will commence from the Completion Date. The Company may request for renewal of the term of the lease by giving notice to relevant member(s) of the Sinopec Group twelve months before the expiry of the lease.

2.    Properties Lease Agreement

      Following the completion of the Acquisition, the Acquiring Assets (either itself or through the Company) will lease from Sinopec Group more buildings with an aggregate area of 15,114 m2. The amount of the annual rental for the newly leased properties will be approximately RMB1 million (approximately HK$0.94 million). Accordingly, the Properties Lease Agreement will be supplemented under which properties with an aggregate area of 2,608,604 m2 will be leased by the Company from Sinopec Group.

      Taking into account the amount of the historical rent paid under the Properties Lease Agreement for the 2 years ended 31 December 2003, being in the sum of approximately RMB619 million (approximately HK$584 million) and RMB700 million (approximately HK$660 million), the Directors (including the Independent Non-executive Directors) expect that the increase of leasing of the properties arising from the Acquisition together with properties which are already subject of the lease will not exceed the annual limits approved by the shareholders of Sinopec Corp. on 18 December 2003, being RMB730 million (approximately HK$687 million) per year. Accordingly, the cap previously approved by the Independent Shareholders and granted by the Stock Exchange in its waiver in respect of the Properties Lease Agreement will continue to apply for each financial year for the 3-year period ending 31 December 2007.

      The rent payable for the additional building leased is determined based on (i) the level of rent payable at present under the Properties Lease Agreement, (ii) the market rent for such building taking into account the location and size and (iii) the actual area of building subject to the lease. The duration of the lease will be the same as that provided for in the Properties Lease Agreement, being 20 years. The commencement date for the newly leased properties will be the Completion Date.

The Listing Rules

As the duration of the Land Use Rights Lease Agreement and the Properties Lease Agreement is in excess of three years, the Independent Financial Advisers will set out the special reasons as to why their duration is required and their confirmation that it is normal business practice for contracts of these types to be of such duration in their recommendation to the Independent Non-Executive Directors and Independent Shareholders which will be included in the circular to be despatched to shareholders of Sinopec Corp.

As the annual amount of the transactions under the Land Use Rights Lease Agreement and the Properties Lease Agreement are, in aggregate, less than 2.5% of the relevant percentage ratio (as defined in the Listing Rules), these transactions are exempted from the independent shareholders approval requirement and are only subject to reporting and announcement requirements under rule 14A.34 of the Listing Rules.

Sinopec Corp. will comply with the relevant provisions of Chapter 14A of the Listing Rules in relation to the reporting requirements in respect of the Continuing Connected Transactions.

7.    The Views of the Independent Non-executive Directors

On the basis of reviewing the opinions of the independent financial advisor, Mr. Cheng Qintai, Mr. He Zhuguo, Mr. Shi Wanpeng and Mr. Zhang Youcai issued independent views regarding the Acquisition and the Disposal and the New Continuing Connected Transactions Adjustment Agreement, respectively. The independent Non-executive Directors unanimously agree that each of the Acquisition and Disposal complies with the provisions of the relevant PRC laws and regulations and the articles of associations of Sinopec Corp. The connected Directors have abstained from voting for the relevant matters in the board meeting, and the voting procedures comply with the provisions of the relevant domestic and overseas laws and regulations and the articles of associations of Sinopec Corp; the considerations for the Acquisitions and Disposal are fair and reasonable; the Acquisition and Disposal are reached on normal business terms, and the provisions of the relevant agreements are fair and reasonable to Sinpec Corp. and all its shareholders without prejudice to the interests of Sinpec Corp. and the Independent Shareholders; the competition and the overall continuing connected transactions between the Company and Sinopec Group will be reduced upon the completion of the transaction, therefore the competitiveness of the Company will be enhanced, which will contribute to the consistent, stable and healthy development of Sinopec Corp. and the interests of all the shareholders; approving Sinopec Corp. to sign the relevant agreements and fulfil the transactions thereunder; suggesting that the Independent Shareholders vote to approve the relevant agreements and the transactions thereunder..

8.    Definitions

In this announcement, unless otherwise indicated in the context, the following expressions have the meaning set out below:

"Acquisition"                      the proposed acquisition by Sinopec Corp.
                                   of the relevant Target Assets (including the Petrochemical Assets, the Catalyst
                                   Assets and the Gas Station Assets) under the Acquisition Agreements

"Acquisition Agreements"           1.    the sale and purchase agreement in
                                         respect of the Petrochemical Assets,
                                         collectively: which was entered into
                                         between Sinopec Corp. and Sinopec
                                         Group Company

                                   2.    the sale and purchase agreement in
                                         respect of the Catalyst Assets, which
                                         was entered into between Sinopec
                                         Corp. and Sinopec Group Company

                                   3.    the sale and purchase agreement in
                                         respect of the Gas Station Assets,
                                         which was entered into between
                                         Sinopec Corp. and Sinopec Group
                                         Company

"associates"                       has the meaning ascribed to it in the
                                   Listing Rules

"Authorising                       Entities" the subsidiaries of Sinopec Group
                                   Company which authorised Sinopec Group
                                   Company to enter into the Acquisition
                                   Agreements on their behalf, and the
                                   subsidiaries of Sinopec Corp. which
                                   authorised Sinopec Corp. to enter into the Disposal Agreement on their behalf.

"Aoda Technology"                  Beijing Aoda Petrochemical New Technologies
                                   Development Centre

"Board"                            the board of directors of Sinopec Corp.

"Changling Plant"                  The catalyst plant of Changling Refinery

"Changling Refinery"               Sinopec Group Changling Refinery and
                                   Chemical Co., Ltd.

"CICC" China International Capital Corporation Limited, which was previously registered with the Securities and Futures Commission as an investment adviser and is deemed to be currently licensed to carry out Types 1, 4 and 6 regulated activities under the SFO, being the financial advisers to Sinopec Corp. in respect of the Acquisition, the Disposal and the Continuing Connected Transactions

"Company"                          Sinopec Corp. and its subsidiaries

"Completion Date"                  31st December 2004, or a later date agreed
                                   upon by both parties in writing

"Continuing Connected              means the continuing transactions
Transactions"                      between the Company and Sinopec Group
                                   arising as a result of the Acquisition and the Disposal

"CSRC"                             China Securities Regulatory Commission

"Directors"                        the directors of Sinopec Corp.

"Disposal"                         the proposed disposal by Sinopec Corp. of
                                   the relevant Target Assets, namely the
                                   Downhole Operation Assets, under the
                                   Disposal Agreement

"Disposal Agreement"               the sale and purchase agreement in respect
                                   of the Downhole Operation Assets, which was entered into between Sinopec Corp. and Sinopec Group Company

"EGM" the extraordinary general meeting of Sinopec Corp. to be held for Independent Shareholders to consider and to approve the Acquisition (including the Acquisition Agreements) and the Disposal (including the Disposal Agreement)

"Guangzhou Petrochemical"          Sinopec Group Guangzhou Petrochemical
                                   General Plant

"Henan Oilfield Branch Company"    China Petroleum & Chemical Corporation
                                   Henan Oilfield Branch Company

"HK$" Hong Kong Dollar, the lawful currency of Hong Kong

"Hong Kong"                        The Hong Kong Special Administrative Region
                                   of the People's Republic of China

"Huabei Branch Company"            China Petroleum & Chemical Corporation
                                   Huabei Branch Company

"Huadong Branch Company"           China Petroleum & Chemical Corporation
                                   Huadong Branch Company

"Independent Non-Executive         the independent non-executive directors of
Directors"                         Sinopec Corp., who are invited to advise the
                                   Independent Shareholdersin connection with the Acquisition (including the Acquisition
                                   Agreements), the Disposal (including the
                                   Disposal Agreement) and the Continuing
                                   Connected Transactions (including the New
                                   Continuing Connected Transactions
                                   Adjustment Agreement)

"Independent Shareholders"         the shareholders of Sinopec Corp. other
                                   than Sinopec Group Company and its
                                   associates

"Jianchang Petrochemical Hunan"    Jianchang Petrochemical Joint-stock Limited
                                   Company

"Jianghan Oilfield Branch Company" China Petroleum & Chemical Corporation
                                   Jianghan Oilfield Branch Company

 "Jiangsu Oilfield Branch Company" China Petroleum & Chemical Corporation
                                   Jiangsu Oilfield Branch Company

"Land Use Rights Lease Agreement"  The land use rights lease agreement dated
                                   3rd June 2000 (as amended);

"Listing Rules"                    The Rules Governing the Listing of
                                   Securities on The Stock Exchange of Hong
                                   Kong Limited;

"Luoyang Petrochemical"            Sinopec Group Luoyang Petrochemical General
                                   Plant

"Maoming Petrochemical"            Sinopec Group Maoming Petrochemical Company

"MOF"                              Ministry of Finance of the PRC

"Nanjing Nanlian"                  Nanjing Nanlian Catalyst Co., Ltd.

"New Continuing Connected          means the continuing connected transactions
Transactions Adjustment            adjustment agreement dated 31st October
Agreement"                         2004 entered into between Sinopec Corp. and
                                   Sinopec Group Company in respect of the
                                   Continuing Connected Transactions

"Ongoing Connected Transaction     the agreement dated 11th June 2001 providing
Adjustment Agreement"              for certain  amendments to the terms of the
                                   terms of the ongoing connected transactions between Sinopec Corp. and Sinopec Group
                                   Company

"Payment Date"                     within 20 days after the Completion Date

"PRC"                              the People's Republic of China

"Properties Lease Agreement"       The Property Lease Agreement, which was
                                   dated 3 June 2000 and entered into between Sinopec Corp. and Sinopec Group Company

"Prospectus"                       the prospectus of Sinopec Corp. dated 9th
                                   October, 2000 relating to the offer and
                                   sale of Sinopec Corp.'s H shares in Hong
                                   Kong

"PTA"                              Pure Terephthalic Acid

"Purchaser"                        in relation to the Acquisition, Sinopec
                                   Corp. in relation to the Disposal, Sinopec
                                   Group Company

"PX"                               Pare-xylene

"Qilu Plant"                       The catalyst plant of Qilu Petrochemical
                                   Company

                                   "RMB" renminbi, the lawful currency of the People's Republic of China

"Rothschild"                       N M Rothschild & Sons (Hong Kong) Limited,
                                   which was previously registered with the Securities and Futures Commission as an investment adviser and is deemed to be currently licensed to carry out Types 1, 4, 6 and 9 regulated activities under the SFO, being the independent financial adviser appointed by the Company to advise the Independent Non-Executive Directors and
                                   Independent Shareholders as to whether the terms of the Acquisition and the Disposal are fair and reasonable and whether the Acquisition and the Disposal are in the interest of the Company and the shareholders as a whole and to advise the Company's shareholders on how to vote in respect of the Acquisition and the Disposal.

"SASAC" The State-owned Assets Supervision and Administration Commission under the State Council of PRC

"Shanghai Research Institute"      Sinopec Group Shanghai Petroleum & Chemical
                                   Research Institute

"Shanghai Lide"                    Shanghai Lide Catalyst Co., Ltd.

"Shengli Oilfield Company Limited" China Petroleum & Chemical Corporation
                                   Shengli Oilfield Company Limited

"Sinopec Corp."                    China Petroleum & Chemical Corporation, a
                                   joint stock limited company incorporated in the PRC with limited liability

"Sinopec Group"                    Sinopec Group Company and its subsidiaries
                                   (other than the Company)

"Sinopec Group Company"            China Petrochemical Corporation, the
                                   controlling shareholder of Sinopec Corp.

"Stock Exchange"                   The Stock Exchange of Hong Kong Limited

"Supervisors"                      The members of the supervisory committee of
                                   Sinopec Corp.

"Target Assets"                    1.    the Tianjin Business, Luoyang
                                         Business, Maoming Business, Guangzhou
                                         Assets and the 93.51% equity interest
                                         of Zhongyuan Petrochemical (the
                                         "Petrochemical Assets")

                                   2.    the 81% equity interest in Jianchang
                                         Petrochemical, the 50% equity
                                         interest of Aoda Technology, the 60%
                                         equity interest in Shanghai Lide,
                                         Changling Plant, Qilu Plant,
                                         Technologies Development Company,
                                         Shanghai Research Institute and
                                         Nanjing Nanlian (the "Catalyst
                                         Assets")

                                   3.    the 1,023 gas stations and 54 oil
                                         depots owned by Sinopec Group (the
                                         "Gas Station Assets")

                                   4.    the downhole operation assets and
                                         associated liabilities of Shengli
                                         Oilfield Company, Zhongyuan Oilfield
                                         Branch, Henan Oilfield Branch,
                                         Jianghan Oilfield Branch, Jiangsu
                                         Oilfield Branch, Huabei Branch,
                                         Huadong Branch and Xinan Branch (the
                                         "Downhole Operation Assets")

"Technologies Development          China Petroleum & Chemical Technologies
Company"                           Development Co., Ltd.

"Tianjin Petrochemical"            Sinopec Group Tianjin Petrochemical Company

"Valuation Date"                   30th June 2004 for the Petrochemical Assets
                                   and Catalyst Assets; 31st May 2004 for the
                                   Gas Station Assets; and 31st July 2004 for the Downhole Operation Assets

"Vendor" in relation to the Acquisition, Sinopec Group Company and the Authorising Entities in relation to the Disposal, Sinopec Corp. and the Authorising Entities

"Xinan Branch Company"             China Petroleum & Chemical Corporation
                                   Xinan Branch Company

"Zhongyuan Oilfield Branch         China Petroleum & Chemical Corporation
Company"                           Zhongyuan Oilfield Branch Company

"Zhongyuan Petrochemical"          Zhongyuan Petrochemical Co., Ltd.

                                                  By Order of the Board
                                                       Chen Tonghai
                                            Chairman of the board of directors

Beijing, the PRC, 1 November 2004

As at the date of this announcement, the directors of Sinopec Corp. are Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Gao Jian and Fan Yifei; the independent non-executive directors of Sinopec Corp. are Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director of Sinopec Corp. is Mr. Cao Yaofeng.